EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

INTERTAN, INC.

AT

$14.00 NET PER SHARE

BY

WINSTON ACQUISITION CORP.

A WHOLLY OWNED SUBSIDIARY OF

CIRCUIT CITY STORES, INC.

The Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on Tuesday, May 11, 2004, unless the Offer is extended.

The Offer is being made under an Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004 (the “Acquisition Agreement”), by and among Circuit City Stores, Inc. (“Circuit City”), Winston Acquisition Corp. (“Purchaser”) and InterTAN, Inc. (the “Company” or “InterTAN”). The Offer is conditioned upon, among other things,

•	there being validly tendered and not withdrawn before the expiration of the Offer a number of shares of common stock, par value $1.00 per share, of the Company (the “Shares”), that, together with any other Shares then beneficially owned by Circuit City or Purchaser or any of their subsidiaries, represents at least a majority of the then issued and outstanding Shares on a fully diluted basis (the “Minimum Condition”), and

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

The Offer is also subject to other conditions set forth in this offer to purchase. See Section 15—“Certain Conditions of the Offer.”

If the Minimum Condition is met and Purchaser accepts for payment, and pays for, the tendered Shares, the Offer will be followed by a merger (the “Merger”) in which Purchaser will be merged into InterTAN, with InterTAN as the surviving corporation, and all the remaining issued and outstanding Shares will be converted into the right to receive the Offer price.

Stockholders who are residents of Canada should note that this Offer is made in Canada for securities of a U.S. issuer in accordance with U.S. federal securities laws. Stockholders should be aware that the U.S. requirements applicable to the bid may differ from those of the provinces and territories of Canada where the bid is made.

The director and officer of the Purchaser and certain of the experts named in this offer to purchase reside outside of Canada. All of the assets of these persons and of the Purchaser may be located outside of Canada. The Purchaser has appointed Davies Ward Phillips & Vineberg LLP, 1501 McGill College Avenue, 26th floor, Montreal, Quebec H3A 3N9, as its agent for service of process in Canada, but it may not be possible for stockholders to effect service of process within Canada upon the director, officer and experts referred to above. It may also not be possible to enforce against the Purchaser, its director and officer and certain of the experts named in this offer to purchase judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

The board of directors of the Company unanimously

•	determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company,

•	approved the Acquisition Agreement and each of the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger, and

•	recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser under the Offer.

Important

Any stockholder of the Company wishing to tender Shares in the Offer must

•	complete and sign the letter of transmittal in accordance with the instructions in the letter of transmittal and mail or deliver the letter of transmittal and all other required documents to Wells Fargo Bank, N.A., the depositary for the Offer, together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or

•	request the stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Purchaser.

A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender those Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the depositary on or before the Expiration Date (as defined in this offer to purchase) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender those Shares under the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to Morrow & Co., Inc., the information agent for the Offer, or Banc of America Securities LLC, the dealer manager in the United States for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this offer to purchase. Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the information agent.

Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager in the United States for the Offer is:

Banc of America Securities LLC

April 13, 2004

SUMMARY TERM SHEET

Winston Acquisition Corp., a wholly owned subsidiary of Circuit City Stores, Inc., is offering to purchase all of the outstanding shares of common stock of InterTAN, Inc. for $14.00 per share, net to the seller in cash. The following are answers to some of the questions you, as a stockholder of InterTAN, may have about the offer. We urge you to carefully read the remainder of this offer to purchase and the letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and in the letter of transmittal. All references to “dollars” or “$” in this offer to purchase mean U.S. dollars unless otherwise indicated.

Who is offering to buy my securities?

We are Winston Acquisition Corp., a Delaware corporation formed for the purpose of making this tender offer. We are a wholly owned subsidiary of Circuit City Stores, Inc., a Virginia corporation. See the “Introduction” to this offer to purchase and Section 8—“Certain Information Concerning Circuit City and Purchaser.”

What are the classes and amounts of securities sought in the offer?

We are seeking to purchase all of the outstanding shares of common stock of InterTAN. See the “Introduction” to this offer to purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $14.00 per share, net to you in cash. If you are the record owner of your shares and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any such charges will apply. See the “Introduction” to this offer to purchase.

Do you have the financial resources to make payment?

Yes. Circuit City, our parent company, will provide us with sufficient funds to purchase all shares validly tendered in the offer and to provide funding for our acquisition of the remaining shares in the merger with InterTAN, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the acquisition agreement. The offer is not conditioned upon any financing arrangements. Circuit City intends to obtain the necessary funds from its available cash. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my shares in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	the offer is being made for all outstanding shares solely for cash;

•	we, through our parent company, Circuit City, have sufficient funds available to purchase all shares validly tendered in the offer;

•	the offer is not subject to any financing condition; and

•	if we consummate the offer, we expect to acquire all remaining shares for the same cash price in the merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my shares in the offer?

You will have at least until 11:59 p.m., New York City time, on Tuesday, May 11, 2004, to tender your shares in the offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the offer by using the guaranteed delivery procedure that is described later in this offer to purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the offer be extended and under what circumstances?

Yes. The offer may be extended for varying lengths of time depending on the circumstances. We have agreed in the acquisition agreement that

•	we may, without the consent of InterTAN, from time to time, extend the offer if at the initial expiration date or the then current expiration date, as the case may be, any of the conditions to the offer has not been satisfied or waived, until such time as such conditions are satisfied or waived, and

•	we may generally extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or of any Canadian Securities Regulatory Authority applicable to the offer.

However, the expiration date may not be extended in any event beyond September 30, 2004 without InterTAN’s consent. If at the initial expiration date of the offer or any subsequent expiration date, all of the conditions to the offer are satisfied or waived, but less than 90% of the issued and outstanding shares, on a fully diluted basis, have been tendered and not withdrawn, we may extend the offer for a further period of time after we have accepted and paid for all of the shares tendered in the initial period. The subsequent offering period will last at least three but no more than 20 business days in accordance with Rule 14d-11 under the Exchange Act to meet the objective that we acquire at least 90% of the then issued and outstanding shares of InterTAN on a fully diluted basis.

See Section 1—“Terms of the Offer” of this offer to purchase for more details on our obligation and ability to extend the offer.

How will I be notified if the offer is extended?

If we extend the offer, we will inform Wells Fargo Bank, N.A., the depositary for the offer, of that extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the offer?

We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer, together with any other shares we and Circuit City and our respective subsidiaries own, represents at least a majority of the then issued and outstanding shares of InterTAN on a fully diluted basis. We call this condition the “Minimum Condition.” See Section 11—“The Transaction Documents.”

We are not obligated to purchase any shares that are validly tendered if the board of directors of InterTAN withdraws or adversely modifies its recommendation of the offer, the acquisition agreement or the merger.

We are not obligated to purchase shares that are validly tendered if, among other things, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has not expired or been terminated or any material consent or approval required from any governmental authority to consummate the offer and the merger has not been made or obtained.

The offer is also subject to a number of other important conditions. We can waive some of these conditions without the consent of InterTAN. We cannot, however, waive the Minimum Condition without the consent of InterTAN. See Section 15—“Certain Conditions of the Offer.”

How do I tender my shares?

To tender your shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to Wells Fargo Bank, N.A., the depositary for the offer, before the expiration of the tender offer. If your shares are held in street name (that is, through a broker, dealer or other nominee), they must be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may still participate in the offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered shares?

You may withdraw your previously tendered shares at any time before the expiration of the offer. This right to withdraw will not apply to shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered shares?

To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw shares. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 4—“Withdrawal Rights.”

What does the InterTAN board of directors think of the offer?

The board of directors of InterTAN unanimously

•	determined that the terms of the offer and the merger are fair to and in the best interests of the stockholders of InterTAN,

•	approved the Acquisition Agreement and approved each of the transactions contemplated by the Acquisition Agreement, including the offer and the merger, and

•	recommends that the stockholders of InterTAN accept the offer and tender their shares to us under the offer.

Have any stockholders previously agreed to tender their shares?

Yes. The directors and executive officers of InterTAN have agreed to tender shares representing approximately 1.7% of InterTAN’s issued and outstanding shares in the offer. See Section 11—“The Transaction Documents.”

If a majority of the shares are tendered and accepted for payment, will InterTAN continue as a public company?

No. Following the purchase of shares in the offer, we expect to consummate the merger. If the merger takes place, InterTAN no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that InterTAN common stock will no longer be eligible to be listed on the New York Stock Exchange, the Toronto Stock Exchange or other securities exchanges or quotation systems; there may not be an active public trading market for InterTAN common stock; and InterTAN may no longer be required to make filings with the SEC or with Canadian Securities Regulatory Authorities or otherwise comply with the SEC rules or applicable Canadian securities law requirements relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the tender offer be followed by a merger if all of the InterTAN shares are not tendered in the offer?

Yes. If we accept for payment and pay for at least a majority of the shares of InterTAN on a fully diluted basis, we will be merged with and into InterTAN. We have agreed to vote all shares we acquire in the offer in favor of the approval of the merger. If that merger takes place, Circuit City will, directly or indirectly, own all of the shares of InterTAN and all stockholders of InterTAN (other than us, Circuit City, any subsidiaries of InterTAN that own shares of InterTAN and stockholders properly exercising appraisal rights) will receive $14.00 per share in cash, without interest (or any higher price per share that is paid in the offer). See the “Introduction” to this offer to purchase.

If I decide not to tender my shares, how will the offer affect my shares?

If you decide not to tender your shares in the offer and the merger occurs, you will receive the same amount of cash per share that you would have received had you tendered your shares in the offer, without any interest being paid on such amount, subject to any appraisal rights properly exercised by you under Delaware law. Therefore, if the merger takes place and you do not exercise your right to seek appraisal, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares in the offer. If you decide not to tender your shares in the offer and we purchase the tendered shares, but the merger does not occur, there may be so few remaining stockholders and publicly traded shares that InterTAN common stock will no longer be eligible for listing on the New York Stock Exchange, the Toronto Stock Exchange or other securities exchanges or quotation systems and there may not be an active public trading market for InterTAN common stock. Also, as described above, InterTAN may no longer be required to make filings with the SEC, with Canadian Securities Regulatory Authorities or otherwise comply with the SEC rules or applicable Canadian securities law requirements relating to publicly held companies. See the “Introduction” to this offer to purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my shares as of a recent date?

On March 30, 2004, the last trading day before we announced the tender offer, the last sale price of InterTAN common stock reported on the New York Stock Exchange was $12.25 per share. On April 8, 2004, the last sale price of InterTAN common stock reported on the New York Stock Exchange was $13.93. We encourage you to obtain a recent quotation for shares of InterTAN common stock in deciding whether to tender your shares. See Section 6—“Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of tendering shares in the offer or in the merger?

For stockholders who are citizens or residents of the United States, and for U.S. corporations, partnerships, trusts and estates, the sale or exchange of shares under the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign tax purposes as well. In general, a stockholder who sells shares under the offer or receives cash in exchange for shares under the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold or exchanged. For stockholders who are neither citizens nor residents of the United States, and foreign corporations, partnerships, trusts and estates, the sale or exchange of shares under the offer or merger will be subject to United States federal income tax in certain circumstances. See Section 5—“Material Federal Income Tax Consequences—United States.”

What are the Canadian federal income tax consequences of tendering shares in the offer or in the merger?

In general, stockholders who are residents of Canada, who hold their shares as capital property and who sell their shares under the offer or receive cash in exchange for shares under the merger will realize a capital gain (or loss) to the extent that the Canadian dollar equivalent of the United States dollars received exceeds (or is less than) the adjusted cost base of such shares to the holder and any reasonable expenses of disposition; thus, the sale or exchange of shares under the offer or the merger may be a taxable transaction for Canadian federal income tax purposes to those residents. See Section 5—“Material Federal Income Tax Consequences—Canada.”

Who should I call if I have questions about the tender offer?

Banks and brokers may call Morrow & Co., Inc. toll-free at (800) 654-2468 and stockholders may call toll-free at (800) 607-0088. Stockholders in the United States may also call Banc of America Securities collect at (212) 583-8537 or toll-free at (888) 583-8900, Ext. 8537. Morrow & Co., Inc. is acting as the information agent and Banc of America Securities is acting as the dealer manager in the United States for our tender offer. See the back cover of this offer to purchase.

To the Holders of Shares of

Common Stock of InterTAN, Inc.

INTRODUCTION

Winston Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Circuit City Stores, Inc., a Virginia corporation (“Circuit City”), hereby offers to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares”), of InterTAN, Inc., a Delaware corporation (the “Company” or “InterTAN”), at a price of $14.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

The Offer is being made under an Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004 (the “Acquisition Agreement”), by and among Circuit City, Purchaser and the Company. The Acquisition Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Circuit City. Under the Acquisition Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately before the Effective Time (other than Shares held by the Company as treasury stock, owned by any of InterTAN’s subsidiaries or owned by Circuit City, Purchaser or any of Circuit City’s other wholly owned subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive $14.00 or any greater per Share price paid in the Offer in cash, without interest (the “Merger Consideration”).

In connection with the execution of the Acquisition Agreement, Circuit City and Purchaser entered into Tender Agreements, each dated as of March 30, 2004 (the “Tender Agreements”), with the directors and executive officers of the Company (the “Tendering Stockholders”). Approximately 1.7% of the issued and outstanding Shares are subject to the Tender Agreements. Under the Tender Agreements, each Tendering Stockholder has agreed, among other things and upon the terms and conditions set forth therein, to

•	tender his Shares to Purchaser in the Offer,

•	grant Circuit City an option to purchase his Shares which is exercisable upon the occurrence of certain events,

•	vote his Shares in the manner specified in the Tender Agreements with respect to specified matters, and

•	appoint Circuit City as his proxy to vote his Shares in specified circumstances.

The Acquisition Agreement and the Tender Agreements are more fully described in Section 11—“The Transaction Documents.”

Tendering Stockholders who are record owners of their Shares and who tender directly to the depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the letter of transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser under the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Circuit City or Purchaser will pay all charges and expenses of Banc of America Securities, as dealer manager in the United States, Wells Fargo Bank, N.A., as depositary, and Morrow & Co., Inc., as information agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The board of directors of the Company unanimously

•	determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company,

•	approved the Acquisition Agreement and each of the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger, and

•	recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser under the Offer.

Scotia Capital Inc. (“Scotia Capital”), the Company’s financial advisor, delivered to the board of directors of the Company (the “Company Board”) its written opinion, dated March 30, 2004, to the effect that, as of that date and based upon and subject to the matters stated in that opinion, the consideration to be received by holders of Shares in the Offer and the Merger, as applicable, was fair from a financial point of view to the Company’s stockholders. The full text of Scotia Capital’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Schedule 14D-9 filed by the Company with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders with this offer to purchase. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

The Offer is conditioned upon, among other things,

•	there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, that, together with any other Shares then owned by Circuit City or Purchaser or any of their subsidiaries, represents at least a majority of the then issued and outstanding Shares on a fully diluted basis (the “Minimum Condition”), and

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated and all material consents, approvals or authorizations required to be obtained before the consummation of the Offer and the Merger from any governmental or regulatory authority having been made or obtained.

The Offer is also subject to other conditions set forth in this offer to purchase.

For purposes of the Offer, “on a fully diluted basis” means, as of any date, the number of Shares issued and outstanding, together with the Shares that may be issued by the Company under warrants, options, rights or other obligations outstanding at that date, whether or not vested or then exercisable. Shares held by a subsidiary of the Company are not considered outstanding except for purposes of determining whether Circuit City and Purchaser have acquired 90% of the issued and outstanding Shares. The Company has advised Circuit City that, on April 6, 2004, 20,241,438 Shares were issued and outstanding (excluding Shares held by a subsidiary of the Company), and options to purchase 1,116,383 Shares were outstanding. None of Circuit City, Purchaser or any person listed on Schedule I hereto beneficially owns any Shares. The Tendering Stockholders have agreed in the Tender Agreements to tender their Shares to Purchaser in the Offer. The Shares subject to the Tender Agreements represent approximately 1.7% of the issued and outstanding Shares.

The Acquisition Agreement provides that following the purchase of and payment for Shares representing at least a majority of the then issued and outstanding Shares on a fully diluted basis, and before the Effective Time, the Company must use its reasonable best efforts to

•	increase the size of the Company Board to seven,

•	secure resignations from all current directors, other than three current directors meeting the independence requirements of the New York Stock Exchange (“NYSE”) and of Rule 10A-3 under the Exchange Act (such directors, the “Independent Directors”), and

•	cause a number of persons (who will be designated by Circuit City) equal to the aggregate vacancies so created to be elected to fill those vacancies.

Until the Effective Time, the Company will cause the Company Board to have at least three Independent Directors.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Acquisition Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed to seek stockholder approval of the Acquisition Agreement and the Merger, if required, by causing a special meeting of the stockholders to be held as promptly as practicable following Purchaser’s acceptance for payment of, and final payment for, the Shares tendered under the Offer and to promptly prepare and file with the SEC a proxy statement relating to the Merger and the Acquisition Agreement and cause the proxy statement to be mailed to its stockholders. Circuit City and Purchaser have agreed to vote their Shares in favor of the approval of the Merger and adoption of the Acquisition Agreement. See Section 11—“The Transaction Documents.”

This offer to purchase and the related letter of transmittal contain important information that should be read carefully before any decision is made with respect to the Offer. This offer to purchase contains forward-looking statements that involve risks and uncertainties, including without limitation statements regarding the

•	risks associated with satisfying the various conditions to the Offer;

•	timing and ultimate completion of the proposed acquisition of InterTAN;

•	Circuit City’s ability to integrate and operate InterTAN successfully;

•	InterTAN’s projected operating results;

•	successful introduction of the InterTAN product line in Circuit City Superstores;

•	anticipated cash flow;

•	realization of purchasing synergies; and

•	general economic conditions and normal business uncertainty.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is set forth under Management’s Discussion and Analysis of Results of Operations and Financial Condition in the Circuit City Stores, Inc. Annual Report for fiscal 2003 and Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2003, and in Circuit City’s other SEC filings. A copy of Circuit City’s annual report is available on its Web site at www.circuitcity.com. Please refer to InterTAN’s annual report on Form 10-K for the fiscal year ended June 30, 2003 and quarterly reports for the fiscal quarters ended September 30, 2003 and December 31, 2003, for discussion of factors that could affect InterTAN’s results of operations and financial condition. A copy of InterTAN’s annual report on Form 10-K and quarterly reports on Form 10-Q are available at www.sec.gov and www.sedar.com.

THE TENDER OFFER

1.    TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered before the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 11:59 p.m., New York City time, on Tuesday, May 11, 2004, unless Purchaser, in accordance with the Acquisition Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below) expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.” Subject to the provisions of the Acquisition Agreement, Purchaser may waive any or all of the conditions to its obligation to accept for payment and pay for Shares under the Offer (other than the Minimum Condition, which may be waived only with the consent of InterTAN).

Purchaser may, without the consent of InterTAN, (1) from time to time, extend the Offer if at the initial expiration date or the then current expiration date, as the case may be, any of the conditions to the Offer has not been satisfied or waived, until such time as such conditions are satisfied or waived and (2) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or any Canadian Securities Regulatory Authority (as defined in the Acquisition Agreement) applicable to the Offer; provided however that in either of the cases described in clauses (1) and (2), the expiration date may not be so extended beyond September 30, 2004 without the Company’s consent.

Purchaser has agreed that, without the prior written consent of the Company, it will not make any change to the Offer that

•	waives the Minimum Condition,

•	decreases the Offer Price,

•	changes the form of consideration payable in the Offer,

•	decreases the number of Shares sought in the Offer,

•	increases the Minimum Condition,

•	imposes additional conditions or modifies any of the conditions to the Offer in any manner materially adverse to the holders of the Shares, or

•	except as otherwise described above, extends the period during which the Offer is open.

The Acquisition Agreement also provides that if all conditions to the Offer are satisfied or waived, and if the number of Shares that have been validly tendered and not withdrawn is less than 90% of the Shares then issued and outstanding on a fully diluted basis, Purchaser may elect, without the consent of the Company, to provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering period is an additional period of time from three to twenty business days in length, beginning after Purchaser purchases Shares tendered in the Offer, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that Purchaser may provide a Subsequent Offering Period so long as, among other things,

•	the Offer remained open for a minimum of twenty business days and has expired,

•	Purchaser immediately accepts and promptly pays for all Shares tendered during the Offer before the Expiration Date,

•	Purchaser announces the results of the Offer, including the approximate number and percentage of Shares tendered and accepted in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and

•	Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period.

If Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Acquisition Agreement, Purchaser expressly reserves the right, at any time on or after the date of the Acquisition Agreement and before the Expiration Date, to

•	amend the Offer or

•	waive any condition to the Offer (other than the Minimum Condition),

in each case by giving oral or written notice to the depositary and by making a public announcement thereof.

The rights reserved by Purchaser by the preceding paragraph are in addition to Purchaser’s rights under Section l5—“Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed promptly by a public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-l(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and l4d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment under the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-l under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and the percentage of Shares sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if, before the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered under the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. As used in this offer to purchase, “business day” has the meaning set forth in Rule 14d-1 under the Exchange Act.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of transmitting the Offer to holders of Shares. This offer to purchase and the related letter of transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will also be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and upon the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn promptly after the Expiration Date. Subject to the terms of the Acquisition Agreement and compliance with Rule 14e-l(c) under the Exchange Act, Purchaser expressly reserves the right to delay acceptance for payment of Shares pending receipt of regulatory or governmental approvals and any applicable pre-merger notification laws or regulations of foreign jurisdictions, including, without limitation, the HSR Act. See Section 16—“Certain Legal Matters; Regulatory Approvals.” If Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment under the Offer will be made only after timely receipt by the depositary of

•	the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) under the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,”

•	the letter of transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the letter of transmittal and

•	any other documents required by the letter of transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of that Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Purchaser may enforce that agreement against the participant.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the depositary of Purchaser’s acceptance for payment of such Shares under the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment under the Offer will be made by deposit of the Offer Price for those Shares with the depositary, who will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment under the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason under the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the depositary’s account at the Book-Entry Transfer Facility under the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” those Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.    PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tenders. In order for a stockholder validly to tender Shares under the Offer, either

•	the letter of transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the letter of transmittal) and any other documents required by the letter of transmittal, must be received by the depositary at one of its addresses set forth on the back cover of this offer to purchase and either

•	the Share Certificates evidencing tendered Shares must be received by the depositary at such address or

•	those Shares must be tendered under the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the depositary, in each case before the Expiration Date (or, with respect to any Subsequent Offering Period, if one is provided, before the expiration thereof), or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below.

Book-Entry Transfer. The depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the letter of transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the letter of transmittal, and any other required documents, must, in any case, be received by the depositary at one of its addresses set forth on the back cover of this offer to purchase before the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and Shares Certificates must be received during the Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the letter of transmittal

•

if the letter of transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box labeled “Special Delivery Instructions” or the box labeled “Special Payment Instructions” on the letter of transmittal or

•	if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”).

In all other cases, all signatures on a letter of transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the letter of transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the letter of transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the letter of transmittal. See Instructions 1 and 5 of the letter of transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares under the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the depositary before the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Purchaser, is received before the Expiration Date by the depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the letter of transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the letter of transmittal are received by the depositary within three New York Stock Exchange trading days after the date of execution of such notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of notice of guaranteed delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted under the Offer will in all cases only be made after timely receipt by the depositary of

•	certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the depositary’s account at the Book-Entry Transfer Facility under the procedures set forth in this Section 3,

•	the letter of transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the letter of transmittal, and

•	any other documents required by the letter of transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book Entry Confirmations with respect to Shares are actually received by the depositary.

The method of delivery of Share Certificates, the letter of transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares under any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the letter of transmittal. Purchaser’s acceptance for payment of Shares tendered under the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination Of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its reasonable discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Circuit City, Purchaser, the dealer manager, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the letter of transmittal and the instructions thereto) will be final and binding.

Appointment. By executing and delivering the letter of transmittal and tendering Share Certificates or completing the procedure for book-entry transfer, as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as the stockholder’s attorneys and proxies in the manner set forth in the letter of transmittal, each with full power of substitution, to the full extent of the stockholder’s rights with respect to the Shares tendered by the stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. The appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the appointment, all prior powers of attorney and proxies given by the stockholder with respect to the Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies or revocations may be given by the stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to the Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered immediately upon Purchaser’s acceptance for payment of those Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to those Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments made under the Offer or Merger. To avoid backup withholding, unless an exemption applies, a stockholder who is a U.S. person (as defined for U.S. federal income tax purposes) must provide the depositary with the stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct, and that the stockholder is not subject to backup withholding, by completing the Substitute

Form W-9 in the letter of transmittal. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and any payment made to the stockholder under the Offer or Merger may be subject to backup withholding at the current rate of 28%. All stockholders surrendering Shares under the Offer or Merger who are U.S. persons should complete and sign the Substitute Form W-9 included in the letter of transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the depositary). Some stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding.

Canadian and other foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the depositary) in order to avoid backup withholding. Foreign stockholders should consult their tax advisors regarding the appropriate Form W-8 to use in order to establish their exemption from tax withholding. See Instruction 8 of the letter of transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder may be refunded or credited against the stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

4.    WITHDRAWAL RIGHTS

Except as otherwise provided in this Section 4, tenders of Shares made under the Offer are irrevocable. Shares tendered under the Offer may be withdrawn at any time before the Expiration Date and, unless previously accepted for payment by Purchaser under the Offer, may also be withdrawn at any time after June 12, 2004.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back cover page of this offer to purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the physical release of those Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered under the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment under the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time before the Expiration Date or during the Subsequent Offering Period, if any.

No withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, and none of Circuit City, Purchaser, the dealer manager, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment under the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not consider or describe all of the possible U.S. federal income tax consequences that might affect you. In addition, this summary does not address any state, local, or foreign tax consequences that may result from the sale or exchange of Shares pursuant to the Offer or Merger. This summary is based upon the Internal Revenue Code of 1986, as amended, (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary is limited to stockholders of the Company who hold their Shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This summary does not apply to stockholders of the Company who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation, nor does it apply to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions, brokers and dealers in securities or currencies) that are subject to special treatment under U.S. federal income tax laws. In addition, this summary does not discuss the U.S. federal income tax consequences to stockholders of the Company who hold their Shares as part of a straddle, hedge, conversion, or other integrated investment transaction, or whose functional currency is not the U.S. dollar. It also does not address the U.S. federal alternative minimum tax. For purposes of this summary, we have assumed that the Shares do not constitute a “United States real property interest” and that neither the Company nor any of its affiliates is a “United States real property holding corporation,” each within the meaning of Section 897(c) of the Code.

This summary does not cover all U.S. federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Shares, and no representations with respect to the tax consequences to any particular holder of Shares are made. Accordingly, holders of Shares should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, state, or local tax authority.

Tax Consequences to U.S. Holders

The discussion under this heading is limited to (1) individuals who are citizens or residents of the United States; (2) corporations, partnerships, or other entities created or organized in the United States or under the laws of the United States or any state (including, for this purpose, the District of Columbia); (3) an estate the income of which is subject to U.S. federal income tax regardless of its source; (4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; and (5) persons otherwise subject to U.S. federal income taxation on a net income basis in respect to the Shares. Stockholders of the Company who are described in the preceding sentence are referred to below as “U.S. Holders.”

The sale or exchange of Shares for cash under the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares under the Offer or receives cash in exchange for Shares under the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer or exchanged for cash under the Merger. Such gain or loss will be long-term capital gain or loss provided that a U.S. Holder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual U.S. Holder upon a disposition of Shares that have been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 15%. In the case of Shares that have been held for one year or less, capital gains generally will be subject to tax at ordinary income tax rates (the maximum ordinary rate currently is 35%). Some limitations apply to the use of a stockholder’s capital losses.

Tax Consequences to Non-U.S. Holders

The discussion under this heading is limited to stockholders of the Company who are not U.S. Holders. Such stockholders are referred to below as “Non-U.S. Holders.”

In general, the sale or exchange of Shares for cash under the Offer or the Merger will not be a taxable transaction to a Non-U.S. Holder for U.S. federal income tax purposes unless one of the following conditions applies:

•	the gain is “U.S. trade or business income,” which means that the gain is attributable to the conduct of a trade or business in the U.S.;

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year in which the Offer or Merger is consummated by such stockholder pursuant to the Offer or Merger, unless an exception applies; or

•	the Non-U.S. Holder is subject to U.S. federal income tax as a result of U.S. law that applies to some U.S. expatriates, including former citizens or residents of the U.S.

The rules set forth in the previous paragraph may be modified by an income tax treaty between the United States and another country. For example, a Non-U.S. Holder who is a resident of Canada for purposes of the U.S.-Canada income tax treaty generally would not be subject to U.S. federal income tax on the sale or exchange of Shares for cash under the Offer or the Merger unless:

•	the Shares formed part of the business property of a “permanent establishment” which such Non-U.S. Holder has or had in the United States within the 12 month period preceding the date of such sale or exchange;

•	the Shares pertained to a “fixed base” which is or was available for the purpose of performing independent personal services in the United States within the 12 month period preceding the date of such sale or exchange; or

•	in the case of a Non-U.S. Holder who is an individual, such stockholder was (a) a resident of the U.S. for 120 months during any period of 20 consecutive years preceding such sale or exchange; (b) was a resident of the U.S. at any time during the 10 year period immediately preceding such sale or exchange; and (c) such Shares were owned by such stockholder at the time he or she ceased to be a resident of the United States.

Withholding

A stockholder whose Shares are sold or exchanged under the Offer or the Merger may be subject to backup withholding unless required information and certifications are provided to the depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Material Canadian Federal Income Tax Consequences

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Act”) generally applicable to a holder who, at all relevant times, for purposes of the Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada and holds the Shares as capital property (a “Canadian Holder”) and whose Shares are tendered and are accepted for payment under the Offer or converted into the right to receive cash in the Merger. Shares will generally be considered capital property to a Canadian Holder unless the Canadian Holder holds those Shares in the course of carrying on a business or the Canadian Holder has acquired those Shares in a transaction or transactions considered to be an adventure in the nature of trade. The Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account those mark-to-market rules and any Canadian Holders that are “financial institutions” for the purpose of those rules should consult their own tax advisors. This summary does not address any holder in respect of which the Company is a “foreign affiliate” under the Act, and is not applicable to a holder, an interest in which is a “tax shelter investment” for purposes of the Act.

This summary is based on the current provisions of the Act, the regulations thereunder, and the current published administrative and assessing practices of the Canada Customs and Revenue Agency (the “CCRA”). This summary takes into account all specific proposals to amend the Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative and assessing practices of the CCRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those discussed herein.

This summary does not cover all Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Shares, and no representations with respect to the tax consequences to any particular holder of Shares are made. Accordingly, holders of Shares should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

For the purposes of the Act and regulations thereunder, all amounts relating to the acquisition, holding or disposition of the Shares, including adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars, based on the prevailing Canadian/U.S. dollar exchange rate at the relevant time.

A Canadian Holder who disposes of Shares pursuant to the Offer, or whose Shares are converted into a right to receive cash in the Merger, will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base of the Shares to the Canadian Holder and any reasonable expenses incurred by the Canadian Holder for the purpose of the disposition.

A Canadian Holder will be required to include one-half of the amount of any resulting capital gain (a “taxable capital gain”) in income, and will be required to deduct one-half of the amount of any resulting capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back up to three taxation years or forward indefinitely and deducted against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Act. Any such capital loss otherwise determined resulting from the disposition of the Shares may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on the Shares, to the extent and under the circumstances described in the Act.

A “Canadian-controlled private corporation” (as defined in the Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains. Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax under the Act. Canadian Holders should consult their own tax advisors with respect to alternative minimum tax.

6.    PRICE RANGE OF SHARES; DIVIDENDS

The Shares trade on the New York Stock Exchange (the “NYSE”) under the symbol “ITN” and on the Toronto Stock Exchange (the “TSX”) under the symbol “ITA.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NYSE based on published financial sources.

Quarter Ended	High	Low
March 2004	$14.00	$9.90

December 2003	10.90	9.15

September 2003	10.13	7.60

June 2003	8.20	4.53

March 2003	8.23	4.50

December 2002	8.15	4.65

September 2002	11.35	6.55

June 2002	13.95	10.70

March 2002	12.65	11.22

December 2001	12.90	7.60

September 2001	13.50	6.01

On March 30, 2004, the last full day of trading before the public announcement of the execution of the Acquisition Agreement, the closing price of the Shares on the NYSE was $12.25 per Share. On April 8, 2004, the closing price of the Shares on the NYSE was $13.93 per Share. The Company has never paid a cash dividend and the setting aside for payment or paying any dividend on the Shares is prohibited by the Acquisition Agreement.

Stockholders are urged to obtain a current market quotation for the Shares.

7.    INFORMATION CONCERNING THE COMPANY

General. InterTAN is a Delaware corporation with its principal offices located at 279 Bayview Drive, Barrie, Ontario Canada L4M 4W5. The telephone number for the Company is (705) 728-6242. According to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, the Company is a consumer electronics retailer of both private-label and internationally branded products. InterTAN operates through approximately 990 company retail stores and dealer outlets in Canada under the trade names RadioShack®, Rogers Plus® and Battery Plus®.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. InterTAN’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document InterTAN files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Summary Financial Information. Set forth below is certain summary financial information for the Company and its consolidated subsidiaries for the last two fiscal years excerpted from the Company’s Annual Report on Form 10-K for the periods ended June 30, 2002 and 2003 and the summary financial information for the Company and its consolidated subsidiaries for the quarters ended December 31, 2002 and 2003 excerpted from the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003. More comprehensive financial information is included in those reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to those reports and other documents and all of the financial information and notes contained therein. Copies of those reports and other documents may be examined at or obtained from the SEC in the manner described above.

	Six month period ended December 31,		Year ended June 30,
	2003[1]	2002	2003[2]	2002[3]
	(in thousands, except per share amounts, number of sales outlets and number of employees)
OPERATING RESULTS:
Net sales	$277,743	$230,284	$403,502	$393,809
Operating income	23,674	18,024	19,645	24,660
Net income before cumulative effect accounting change	10,372	9,932	8,291	13,568
Cumulative effect of accounting change for vendor allowances, net of tax	—	(580)	(580)	—
Net income	10,372	9,352	7,711	13,568
Basic net income per average common share
Before cumulative effect of accounting change	0.50	0.47	0.40	0.54
Cumulative effect of accounting change	—	(0.03)	(0.03)	—
Basic net income per average common share	0.50	0.44	0.37	0.54
Diluted net income per average common share
Before cumulative effect of accounting change	0.50	0.47	0.39	0.53
Cumulative effect of accounting change	—	(0.03)	(0.03)	—
Diluted net income per average common share	0.50	0.44	0.36	0.53
FINANCIAL POSITION AT PERIOD END:
Total assets	$215,150	$165,953	$166,329	$147,218
Net working capital (current assets minus current liabilities)	84,507	69,362	76,306	64,719
Long-term obligations	18,599	16,073	18,133	10,731
Stockholders’ equity	107,721	86,981	97,497	88,446
OTHER INFORMATION AT PERIOD END:
Market capitalization	$204,242	$149,215	$168,889	$242,555
Number of sales outlets	958	968	952	963
Retail square feet (company-operated stores)	1,046	975	998	957
Number of employees	3,597[4]	3,393[4]	2,891	3,046

1.	Operating results for the six months ended December 31, 2003 include $1,261,000 in legal and other professional fees associated with the evaluation and implementation of strategic decisions to enhance shareholder value and with the now-resolved proxy contest involving board composition. The six months ended December 31, 2003 include a tax charge in the amount of $2,400,000 relating to the resolution of a long-outstanding dispute with the U.S. Internal Revenue Service.
2.	During fiscal year 2003 InterTAN changed its method of accounting for vendor allowances in accordance with Emerging Issues Task Force Consensus No. 02-16 (“EITF 02-16”)-“Accounting by a Reseller for Cash Consideration Received from a Vendor.” The change resulted in an after-tax, non-cash charge of $580,000 that is also reflected in the financial results for fiscal year 2003 as a cumulative effect of a change in accounting principle. Prior fiscal years have not been restated to reflect the pro forma effects of these changes.
3.	Fiscal year 2002 includes restructuring charges of $2,912,000, inventory provisions of $3,500,000, an adjustment to the value of a claim of $217,000 and the write-off of costs aggregating $510,000 incurred in connection with the study of various alternatives to enhance shareholder value. If these items had been excluded, operating income and net income would have increased by $7,139,000 and $4,531,000 respectively.
4.	Reflects the seasonal increase in the number of employees.

Projections Provided by the Company. The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Circuit City’s review of the transactions contemplated by the Acquisition Agreement, the Company provided Circuit City with certain projected financial information concerning the Company. The Company has advised Circuit City and Purchaser that its internal financial forecasts (upon which the projections provided to Circuit City and Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although presented with numerical specificity, these projections reflect many assumptions (not all of which were provided to Circuit City and Purchaser), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters. Assumptions regarding future events are difficult or impossible to predict, and many are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing these projections will prove accurate. There will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of these projections below should not be regarded as an indication that any of Circuit City, Purchaser, the Company or their respective affiliates or representatives consider these projections to be a reliable prediction of future events, the future performance of the Company or the value of the Shares, and these projections should not be relied upon as such. These projections are being provided only because the Company made them available to Circuit City and Purchaser in connection with their discussions regarding the Offer and the Merger. The inclusion of these projections does not mean that Circuit City or Purchaser considered them reliable or relied upon them. These projections do not take into account any of the transactions contemplated in this offer to purchase. None of Circuit City, Purchaser, the Company or any of their respective affiliates or representatives makes any representation to any person regarding these projections, and none of them has or intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even if any or all of the assumptions underlying the projections are shown to be in error.

These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described above. It is the understanding of Circuit City and Purchaser that these projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the Canadian Securities Regulatory Authorities or the guidelines established by the American Institute of Certified Public Accountants or the Canadian Institute of Chartered Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with accounting principles generally accepted in the United States, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this offer to purchase, nor have they expressed any opinion or any other form of assurance of such information or its achievability, and accordingly assume no responsibility for them.

The projections provided to Circuit City by the Company included, among other things, the following forecasts and targets for the fiscal years indicated of the Company’s net sales, gross profit, net operating income and net income.

InterTAN, Inc. Consolidated

Projected Income Statement

(Unaudited)

(in thousands)

	FY04	FY05	FY06	FY07
Net Sales	$475,041	$507,291	$540,264	$575,380
Cost of Sales	275,736	290,999	307,751	325,452

Gross Profit	199,305	216,293	232,514	249,928
Other Income	(29)	—	—	—
Total SG&A Expenses	165,747	173,331	182,478	191,527
Depreciation	7,585	7,461	7,943	8,327

Net Operating Income	25,945	35,501	42,093	50,073
Net Interest Expense	1,311	469	287	35
Other Expenses	14,495	14,661	17,335	20,448

Net Income	10,110	20,371	24,471	29,590

Except for these projections and as otherwise stated in this offer to purchase, the information concerning the Company contained in this offer to purchase has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Neither Circuit City nor Purchaser (1) has any knowledge that would indicate that any statements contained in this offer to purchase based upon those reports and documents are untrue or (2) takes any responsibility for the accuracy or completeness of the information contained in those reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of that information.

8.    CERTAIN INFORMATION CONCERNING CIRCUIT CITY AND PURCHASER

General. Circuit City is a Virginia corporation with its principal offices located at 9950 Mayland Drive, Richmond, Virginia 23233. Its telephone number is (804) 527- 4000. Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software.

Purchaser is a Delaware corporation with its principal offices located at 9950 Mayland Drive, Richmond, Virginia 23233. Purchaser’s telephone number is (804) 527- 4000. Purchaser is a wholly owned subsidiary of Circuit City. Purchaser was formed for the purpose of making a tender offer for all of the common stock of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for each director and executive officer of Circuit City and Purchaser for at least the last five years and certain other information are set forth in Schedule I to this offer to purchase.

Except as described in this offer to purchase and in Schedule I, (1) none of Circuit City, Purchaser or, to the best knowledge of Circuit City and Purchaser, any of the persons listed in Schedule I to this offer to purchase or any associate or majority-owned subsidiary of Circuit City or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of Circuit City, Purchaser or, to the best knowledge of Circuit City and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty days.

Except as provided in the Acquisition Agreement, the Tender Agreements or as otherwise described in this offer to purchase, none of Circuit City, Purchaser or, to the best knowledge of Circuit City and Purchaser, any of the persons listed in Schedule I to this offer to purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this offer to purchase, none of Circuit City, Purchaser or, to the best knowledge of Circuit City and Purchaser, any of the persons listed on Schedule I to this offer to purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this offer to purchase, there have been no contacts, negotiations or transactions between Circuit City or any of its subsidiaries or, to the best knowledge of Circuit City, any of the persons listed in Schedule I to this offer to purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Circuit City, Purchaser or any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Circuit City, Purchaser or any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. In accordance with Rule 14d-3 under the Exchange Act, Circuit City and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this offer to purchase forms a part, and exhibits to the Schedule TO. Additionally, Circuit City is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto and Circuit City’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Circuit City files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

9.    SOURCE AND AMOUNT OF FUNDS

The Offer is not conditioned upon Circuit City’s or Purchaser’s ability to finance the purchase of Shares under the Offer.

Circuit City and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares under the Offer and the Merger will be approximately $300 million, including related fees and expenses. Circuit City has available to it sufficient funds to close the Offer and the Merger, and will cause Purchaser to have sufficient funds available to close the Offer and the Merger. Circuit City intends to obtain the necessary funds from its available cash on hand.

10.    BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY

In October 2003, Circuit City engaged in preliminary discussions with Banc of America Securities aimed at identifying potential strategic transactions. In this discussion and further discussions during November 2003, InterTAN was identified as a possible business combination candidate. In November 2003, Banc of America Securities was authorized to make an initial approach to Scotia Capital, InterTAN’s financial advisors.

Banc of America Securities contacted Scotia Capital regarding the possible acquisition of InterTAN by Circuit City and held telephone discussions beginning on November 14, 2003. On December 3, 2003, Circuit

City’s chief executive officer and chief financial officer met with InterTAN’s senior management team and the two parties’ respective financial advisors to discuss a possible business combination.

On December 8, 2003, based on publicly available information, Circuit City provided a written indication of interest in acquiring InterTAN at a range of $11 to $13 per Share. On December 18, 2003, Circuit City and InterTAN entered into a Confidentiality and Exclusivity Agreement under which InterTAN agreed to provide Circuit City with confidential information for evaluation purposes and not to solicit or entertain proposals from any third party before January 23, 2004 (subject to the Company Board’s fiduciary duties to respond to an unsolicited, bona fide competing proposal). Circuit City conducted legal and financial due diligence in late December 2003 and early January 2004. On January 23, 2004, Circuit City notified InterTAN that it did not wish to proceed with a transaction at that time.

During February 2004, Circuit City contacted InterTAN again and indicated that it continued to have an interest in acquiring the Company. The parties entered into a second Confidentiality and Exclusivity Agreement on February 27, 2004. Circuit City completed its due diligence process, subject to certain limitations imposed by InterTAN, and on March 18, 2004, the Circuit City Board of Directors authorized Circuit City to proceed with a proposal, subject to final board approval.

On Friday, March 19, 2004, Circuit City submitted a proposal to acquire InterTAN, together with draft agreements, subject to final confirmatory due diligence and the negotiation of satisfactory terms and conditions. Circuit City’s proposal contemplated a cash tender offer to acquire all the outstanding Shares at a price of $14 per share, and provided that Circuit City’s obligation to purchase Shares in the offer would be conditioned on there being tendered at least 90% of the outstanding Shares, on a fully diluted basis. Circuit City proposed that the parties enter into a ten-year distributorship agreement granting to Circuit City exclusive U.S. distributorship rights, including unrestricted access to InterTAN’s foreign sourcing partners, for InterTAN-sourced products, in return for payment of a 1.0% commission on gross sales of such products. Circuit City’s proposal also included no-shop language, with fiduciary outs, and a termination fee of $11,000,000, plus expenses, payable under various circumstances. As a condition to entering into the acquisition agreement, Circuit City proposed that all the directors and executive officers of InterTAN concurrently enter into tender agreements with Circuit City in which they would agree to (i) tender all their Shares into the Circuit City offer, (ii) grant a proxy to Circuit City to vote their Shares under certain circumstances, and (iii) grant an option to Circuit City to purchase the Shares at the offer price under certain circumstances.

The Company Board met on Monday, March 22, 2004 to consider the offer. Having identified several specific concerns regarding the proposal, the board determined to pursue further contact with Circuit City in an effort to arrive at mutually agreeable transaction terms. Following the board meeting, the Chairman of the Company Board wrote to Alan McCollough, Circuit City’s Chairman, President and Chief Executive Officer. In his letter, he identified five business issues, most if not all of which would need to be resolved before the commencement of in-depth negotiation of definitive agreements. Those issues were the offer price, the 90% minimum tender condition, the proposed distributorship agreement, the terms of the option contained in the tender agreements, and the amount and triggering events of the termination fee.

Later that evening, InterTAN provided Circuit City with further clarification of the terms under which InterTAN would consider entering into the distributorship agreement. Circuit City responded that InterTAN’s terms were unacceptable, and on March 23, InterTAN’s President provided Circuit City with additional reasons why the terms proposed by Circuit City would not be acceptable to InterTAN and would not be approved by the Company Board. The companies’ respective financial advisors had further discussions regarding the distributorship agreement, followed by further discussion between members of management of both companies. After further negotiation among the parties, Circuit City indicated that it was willing to consider modifying its position on each of the key business points identified in InterTAN’s March 22 letter, other than the $14 per share price, and the parties determined to pursue further negotiations.

On March 24, 2004, InterTAN submitted revised transaction documents to Circuit City. Later on March 24, the parties began meeting in Richmond, Virginia to negotiate terms of the definitive agreements. On March 25, Circuit City offered to decrease the minimum tender condition from 90% to a majority of the outstanding shares (on a fully diluted basis), to modify the conditions under which the termination fee would be payable, and to limit the conditions under which the option would be exercisable under the tender agreements. Circuit City also withdrew its demand that InterTAN enter into an exclusive distributorship agreement; however, in light of these other concessions, Circuit City was not willing to increase the offer price above $14 per share.

Later on March 25, the InterTAN Board met to discuss the status of the negotiations and Circuit City’s revised proposal. The Board authorized management to continue negotiations toward definitive agreements.

The parties and their counsel met again in Richmond, Virginia on March 26, at which time Circuit City agreed to cap the expenses that would be payable to it in the event of a termination at $1,000,000, and then continued negotiating the definitive agreements over the weekend of March 27-28. Circuit City completed its final due diligence on March 29, and the terms of the agreements were finalized on March 30.

On March 30, the Company Board met and unanimously approved the definitive agreements and authorized InterTAN to enter into the agreements and to proceed with the transactions.

On March 30, the Circuit City board met to consider the proposed definitive agreements. Presentations were made to the Circuit City board by legal counsel, management and Banc of America Securities. Banc of America Securities also delivered an opinion to the Circuit City board, dated March 30, 2004, that, as of such date and subject to the various assumptions and limitations stated in its opinion, the consideration to be paid by Circuit City in the proposed transactions contemplated by the Acquisition Agreement is fair, from a financial point of view, to Circuit City. The Circuit City board then approved the definitive agreements and authorized Circuit City to enter into the agreements and to proceed with the transactions.

11.    THE TRANSACTION DOCUMENTS

The Acquisition Agreement

The following is a summary of the material provisions of the Acquisition Agreement, a copy of which is filed as an exhibit to the Schedule TO. Capitalized terms used in this offer to purchase and not otherwise defined have the meanings assigned to them in the Acquisition Agreement.

The Offer. The Acquisition Agreement provides for the commencement of the Offer as promptly as practicable and in any event within ten business days after the date of the Acquisition Agreement. The obligation of Purchaser to accept for payment, and pay for, Shares tendered under the Offer is subject to the satisfaction of the Minimum Condition and the other conditions described in Section 15—“Certain Conditions of the Offer.”

Purchaser may, without the consent of the Company, (1) from time to time, extend the Offer if at the initial expiration date or the then current expiration date, as the case may be, any of the conditions to the Offer has not been satisfied or waived, until such time as such conditions are satisfied or waived and (2) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or any Canadian Securities Regulatory Authority applicable to the Offer; provided however that in either of the cases described in clauses (1) and (2), the expiration date may not be so extended beyond September 30, 2004 without the Company’s consent.

If, on the expiration date, the Minimum Condition has been satisfied or waived but less than 90% of the Shares then issued and outstanding on a fully diluted basis have been validly tendered and not withdrawn, Purchaser may extend the Offer for a further period of time, after Purchaser has accepted and paid for all of the Shares tendered in the initial period, by means of a subsequent offering period of at least three but no more than

20 business days in accordance with Rule 14d-11 under the Exchange Act to meet the objective that there b e tendered before the expiration date (as so extended) and not withdrawn a number of Shares which, together with the Shares beneficially owned by Circuit City and its respective subsidiaries, represents at least 90% of the then issued and outstanding Shares on a fully diluted basis.

Purchaser may not, without the Company’s prior written consent, make any modification in the terms and conditions of the Offer that

•	waives the Minimum Condition,

•	decreases the Offer Price,

•	changes the form of consideration payable in the Offer,

•	decreases the number of Shares sought in the Offer,

•	increases the Minimum Condition,

•	imposes additional conditions or modifies any of the conditions to the Offer in any manner materially adverse to the holders of the Shares, or

•	except as otherwise described above, extends the Offer.

The Acquisition Agreement provides that following the purchase of and payment for Shares under the Offer representing at least a majority of the issued and outstanding Shares on a fully diluted basis, and before the Effective Time, the Company must use its reasonable best efforts to

•	increase the size of the Company Board to seven,

•	secure resignations from all current directors, other than three current directors who are Independent Directors (and to the extent the Company is not successful in securing those resignations, to increase the size of the Company Board to enable Circuit City to designate at least a majority of the total number of directors of the Company), and

•	cause a number of persons (who will be designated by Circuit City) equal to the aggregate vacancies so created to be elected to fill those vacancies.

If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there is only one remaining) will be entitled to designate any other person(s), who must be independent, to fill such vacancies and such person(s) will be deemed to be Independent Director(s) for purposes of the Acquisition Agreement. If the Independent Directors do not fill such vacancies as soon as practicable, but in any event within five business days, Circuit City must designate such Independent Director(s). After the reconstitution of the board of directors following the Share Purchase Date (as defined in the Acquisition Agreement) and before the Effective Time, the affirmative vote of a majority of the Independent Directors will be sufficient to exercise or waive any of the Company’s rights, benefits or remedies under the Acquisition Agreement; provided, that the Independent Directors will not have the power to take any action that would prevent the Merger from taking place; and provided further that the affirmative vote of the full board of directors of the Company, including a majority of the Independent Directors, will be required to authorize the Company to take any action under or in connection with the Acquisition Agreement that could reasonably be expected to adversely affect the holders of Shares other than Circuit City and Purchaser.

The Merger. The Acquisition Agreement provides that, at the Effective Time, Purchaser will be merged with and into the Company with the Company being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Circuit City.

Under the Acquisition Agreement, each Share then issued and outstanding immediately before the Effective Time (other than Shares held by the Company as treasury stock, owned by any subsidiary of the Company or owned by Circuit City, Purchaser or Circuit City’s other wholly owned subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration. Stockholders who perfect their appraisal rights under the DGCL will be entitled to the amounts determined under the appropriate proceedings required under the DGCL.

If required by applicable law, the Company Board may be required to submit the Acquisition Agreement to the Company’s stockholders for their approval. The Company has agreed to seek stockholder approval of the Acquisition Agreement and the Merger, if required, by causing a meeting of the stockholders to be held in accordance with the DGCL as promptly as practicable and to promptly prepare and file with the SEC a proxy statement relating to the Merger and the Acquisition Agreement and cause the proxy statement to be mailed to its stockholders. All Shares then owned by Circuit City or Purchaser or any other subsidiary of Circuit City will be voted in favor of approval of the Acquisition Agreement.

Representations and Warranties. Under the Acquisition Agreement, the Company has made customary representations and warranties to Circuit City and Purchaser, including representations relating to:

•	corporate existence and power;

•	corporate authorization and approvals;

•	governmental authorizations;

•	the existence of any conflicts with the Acquisition Agreement and required consents and waivers;

•	capitalization of the Company and its subsidiaries;

•	the Company’s subsidiaries;

•	the Company’s SEC documents, liabilities and financial statements;

•	information provided by the Company for inclusion in the Offer documents or the Schedule 14D-9;

•	absence of certain changes;

•	litigation;

•	taxes;

•	compliance with laws, licenses, permits and registrations;

•	contracts;

•	employee benefit plans;

•	transactions with affiliates of the Company;

•	intellectual property;

•	required vote and board approval;

•	title to property and encumbrances;

•	major suppliers;

•	finders’ fees and opinion of Scotia Capital;

•	non-applicability of Section 203 of the DGCL, the Company’s shareholder rights plan and supermajority provisions in the Company’s certificate of incorporation; and

•	receipt of waiver by Rogers Wireless Communications, Inc.

Circuit City and Purchaser have made customary representations and warranties to the Company, including representations relating to:

•	corporate existence and power;

•	corporate authorization and approvals;

•	governmental authorizations;

•	no conflicts or consents required in connection with the Acquisition Agreement;

•	information provided for inclusion in the Offer documents or the Schedule 14D-9;

•	financing;

•	the operations of Purchaser;

•	absence of any requirement for approval of the transactions contemplated by the Acquisition Agreement by Circuit City’s stockholders;

•	ownership of Shares; and

•	finders’ fees.

Company Conduct of Business Covenants. The Acquisition Agreement provides that, except as expressly permitted therein, from the date of the Acquisition Agreement until the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice.

In addition, and without limiting the generality of the foregoing, except for matters expressly permitted by the Acquisition Agreement, from the date of the Acquisition Agreement until the Effective Time, the Company will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Circuit City, which consent cannot be unreasonably withheld or delayed:

•	amend its certificate of incorporation or bylaws or other similar organizational documents;

•	split, combine or reclassify any shares of capital stock of the Company or any Company subsidiary or declare, set aside for payment or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, stock or property or any combination thereof) in respect of any Shares or any other Company capital stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company equity or equity-related securities or any equity or equity-related securities of any Company subsidiary;

•	issue, deliver or sell or authorize the issuance, delivery or sale of, any Shares or any Company subsidiary capital stock of any class or series or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible or exchangeable securities, other than in connection with the issuance of Company common shares upon the exercise of Company options outstanding on the date of the Acquisition Agreement in accordance with their terms as of the date of the Acquisition Agreement;

•	amend any term of any outstanding security of the Company or any Company subsidiary;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, except for those

•	contemplated by the capital expenditure budget for the Company and the Company’s subsidiaries or

•	not otherwise described in the previous bullet point which, in the aggregate, do not exceed $1 million;

•	authorize, propose or announce an intention to authorize or propose, or enter into an agreement to acquire (whether under merger, stock or asset purchase or otherwise) in one transaction or a series of related transactions

•	any assets (including any equity interests) outside of the ordinary course of business or

•	all or substantially all of the equity interests of any person or any business or division of any person;

•	sell, lease, encumber or otherwise dispose of any material assets, other than sales in the ordinary course of business consistent with past practice;

•	other than with respect to contracts terminable upon no more than 30 days’ notice without penalty, enter into any new contract or agreement, or modify, amend, terminate or renew any existing contract or agreement to which the Company or any of its subsidiaries is a party or by which any of them or their properties may be bound, other than

•	in the ordinary course of business or

•	if the dollar value of such new contract or agreement, or existing contract or agreement as so amended, modified, terminated or renewed, is or would be less than $100,000 (or $500,000 in the aggregate);

•	incur, assume or prepay any indebtedness for borrowed money or guarantee any indebtedness or issue, sell or redeem any debt securities or warrants or rights to acquire any debt securities of the Company or any Company Subsidiary or assume or guarantee any debt securities of others, except in the ordinary course of business consistent with past practice (which will include, without limitation, seasonal borrowings made in the ordinary course of business under existing credit facilities of the Company within the borrowing capacity thereunder as of the date of the Acquisition Agreement);

•	except in the ordinary course of business, amend, modify or terminate any material contract, agreement or arrangement of the Company or any Company subsidiary, or otherwise waive, release or assign any material rights, claims or benefits of the Company or any Company subsidiary thereunder;

•	(1) except as required by law or contract in effect as of the date of the Acquisition Agreement, increase the amount of compensation of any director or executive officer or make any increase in or commitment to increase any employee health, welfare or retirement benefits, (2) except as required by law or contract in effect as of the date of the Acquisition Agreement, grant any severance or termination pay or rights to any director, officer or employee of the Company or any Company subsidiary, (3) adopt any additional Company Employee Plan or, except in the ordinary course of business or as required by law, make any contribution to any existing such plan or (4) except as may be required by law, amend in any material respect any Company Employee Plan;

•	change the Company’s

•	accounting policies or methods of accounting in effect at June 30, 2003, except as required by changes in GAAP or by Regulation S-X under the Exchange Act, as concurred in by its independent public accountants or

•	fiscal year;

•	pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise) other than:

•	the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Company’s balance sheet as of December 31, 2003,

•	those incurred in the ordinary course of business or

•	those incurred as otherwise permitted by the Acquisition Agreement;

•	make payments or distributions (other than normal salaries and other compensation in the ordinary course of business consistent with past practice, including bonuses for the nine-month period ending March 31, 2004 in accordance with existing bonus plans described in the Company Disclosure Schedule, except that due to the change in the Company’s fiscal year, such bonuses will not be more than 75% of what they otherwise would have been) to any affiliate of the Company;

•	permit any insurance policy naming the Company or any of its subsidiaries as a beneficiary or loss payable payee to be cancelled or terminated;

•	knowingly do any act or omit to do any act that would result in a breach of any representation, warranty or covenant by the Company set forth in the Acquisition Agreement or, except as permitted by the Acquisition Agreement, otherwise materially impair or delay the ability of the Company to consummate the Offer or the Merger; or

•	agree, resolve, commit or publicly announce an intention to do any of the foregoing.

The Company has also agreed that (i) it will not submit for approval by its stockholders a previously announced proposal to reorganize as a Canadian corporation (ii) InterTAN Canada Ltd. (“InterTAN Canada”), a wholly owned subsidiary of the Company, will retain Shares owned by it and will not tender them in the Offer, and (iii) at any time after Purchaser purchases Shares in the Offer and before the Merger is consummated, the Company will take such action as Circuit City requests to cancel or redeem the Shares owned by InterTAN Canada.

Non Solicitation. The Company has agreed to immediately cease all existing discussions or negotiations with any persons (other than Circuit City) conducted before the date of the Acquisition Agreement with respect to any Acquisition Proposal. Under the Acquisition Agreement, the Company also agreed not to, and not permit any Company Subsidiary to, or to authorize or knowingly permit any representative of the Company or any Company Subsidiary, directly or indirectly, to:

•	solicit, initiate or knowingly facilitate or encourage the submission by any person or group other than Circuit City, Purchaser, or any of their respective affiliates of any tender or exchange offer involving the Company or any proposal for, or indication of interest in, a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or InterTAN Canada, any purchase of a material portion of the assets of the Company and InterTAN Canada, taken as a whole, or 15% or more of the Shares or any of the capital stock of InterTAN Canada, other than the transactions contemplated by the Acquisition Agreement (an “Acquisition Proposal”),

•	participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or could be reasonably expected to lead to, an Acquisition Proposal,

•	grant any waiver or release under any standstill or similar agreement with respect to any class of the Company’s equity securities or the capital stock of any of its subsidiaries, or

•	enter into any agreement (other than a confidentiality agreement on customary terms and conditions) with respect to any Acquisition Proposal or approve or recommend any Acquisition Proposal or any agreement, understanding or arrangement relating to any Acquisition Proposal other than in the manner contemplated by the Acquisition Agreement.

Notwithstanding the foregoing, before the date Shares are purchased in the Offer and subject to the other provisions described in this Section under the heading “—Non Solicitation,”

(1) in response to a written Acquisition Proposal, the Company may request clarifications from (but not, in reliance on this clause (1), enter into negotiations with or furnish nonpublic information to) any third party which makes such written Acquisition Proposal if such action is taken solely for the purpose of obtaining information reasonably necessary for the Company to ascertain whether such Acquisition Proposal is a Superior Proposal;

(2) the Company may take any action described in the second or third bullet points of the foregoing paragraph in respect of any person, but only if such person has delivered a written Acquisition Proposal that, in the reasonable, good faith judgment of the Company Board, is a Superior Proposal and in the reasonable, good faith judgment of the Company Board consistent with the advice of its legal counsel, it is advisable to take such action in order to discharge properly its fiduciary duties to the Company’s stockholders; and

(3) the Company may enter into an agreement (other than a confidentiality agreement, which may be entered into as contemplated by the fourth bullet point of the foregoing paragraph) regarding an Acquisition Proposal, or approve or recommend any Acquisition Proposal, in each case, at any time three business days following Circuit City’s receipt of written notice from the Company (a) advising Circuit City that the Company Board has received a Superior Proposal which it intends to accept, identifying the person making such Superior Proposal and specifying the financial and other material terms and conditions of such Superior Proposal and (b) inviting Circuit City to propose adjustments in the terms and conditions of the Acquisition Agreement with a view to enabling the Company to proceed with the transactions contemplated in the Acquisition Agreement on such adjusted terms as a result of such adjustments making such transactions at least as favorable to the Company’s stockholders (taking into account all such factors as the board deems relevant) as the Superior Proposal (provided that the Company must fully cooperate, and cause its legal and financial advisors to cooperate, with Circuit City in making any such adjustments).

The Acquisition Agreement also provides that nothing contained in the Acquisition Agreement will prevent the Company Board from complying with Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal or making any disclosure required by the fiduciary duties of the Company’s directors or by applicable law.

As used in the Acquisition Agreement, “Superior Proposal” means a bona fide, written Acquisition Proposal not received in violation of the provisions in the Acquisition Agreement that is fully financed (or in the reasonable judgment of the board of directors of the Company consistent with the advice of its financial advisors, is reasonably capable of being financed) and is on terms that the Company Board determines reasonably and in good faith, consistent with the advice of its financial advisors would result in a transaction that, if consummated, would be more favorable from a financial point of view to the Company’s stockholders (taking into account all such factors as the Company Board deems relevant, including, among other things, the identity of the offeror, the likelihood that such transaction will be consummated and all legal, financial, regulatory and other aspects of the proposal) than the Offer (including any adjustment to the terms and conditions set forth in the Acquisition Agreement).

The Acquisition Agreement also provides that the Company will promptly notify Circuit City after it or its financial advisors receive any Acquisition Proposal or any inquiries indicating that any person is considering making or wishes to make an Acquisition Proposal and provide Circuit City with information relating to such Acquisition Proposal or inquiry.

Insurance and Indemnification. The Acquisition Agreement provides that, from and after the Effective Time, Circuit City and the Surviving Corporation jointly and severally will indemnify the present and former directors and officers of the Company and its subsidiaries (the “Indemnified Parties”) in respect of actions taken before and at the Effective Time in connection with their duties as directors or officers of the Company or its subsidiaries (including the transactions contemplated by the Acquisition Agreement), to the same extent an Indemnified Party is currently indemnified by the Company or such Subsidiary under the applicable certificate of incorporation, bylaws, other organizational documents or indemnification agreements in effect on the date of the Acquisition Agreement.

Before the Effective Time, the Company intends to obtain a six year “run-off” insurance policy covering the persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance policy with respect to actions that have taken place before or at the Effective Time, on terms and conditions (including coverage amount) no less favorable to those persons than those in effect on the date of the Acquisition Agreement under the existing policy.

Consents and Approvals. The Acquisition Agreement provides that Circuit City, Purchaser and the Company will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Acquisition Agreement as promptly as practicable; provided that the Company, Circuit City or Purchaser will not be required to take any action that would violate the fiduciary duties of its board of directors as such duties would exist under applicable law in the absence of this Section; provided further that, Circuit City will not be required to divest any assets or to agree to any restriction on its business practices to secure any governmental approvals.

The Company, Circuit City and Purchaser must each furnish to one another and to one another’s counsel all such information as may be required in order to accomplish the foregoing actions.

The Acquisition Agreement provides that Circuit City and the Company will each

•	file any notification and report forms and related material that it may be required to file in connection with the transactions contemplated by the Acquisition Agreement with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act as soon as practicable, but in no event later than the commencement date of the Offer,

•	use its reasonable best efforts to obtain an early termination of the applicable waiting period,

•	make any further filings pursuant thereto that may be necessary, proper or advisable,

•	make any filings required to comply with Canadian securities laws, regulations, rules and policies in connection with the Offer, any required approval by stockholders of the Company and the transactions contemplated by the Acquisition Agreement, with all applicable Canadian securities regulatory authorities, and

•	make any other filings and use its reasonable best efforts to obtain any other consents required by any other Governmental Entity.

Employee Stock Options. Upon the consummation of the Offer, all conditions and restrictions with respect to options to purchase Shares under the Company’s stock incentive plans, including limitations on exercisability and vesting, will immediately lapse and all outstanding options will become exercisable. Before the Effective Time, the Company and Circuit City must use their reasonable best efforts to obtain consents from holders of unexercised Company Options to cause each unexpired and unexercised Company Option outstanding as of the Effective Time to be converted at the Effective Time into an option (a “Converted Option”) to purchase that number of shares of Circuit City Common Stock equal to the number of shares of common stock, par value $1.00 per share, of the Company (“Company Common Stock”) issuable immediately before the Effective Time upon exercise of the Company Option (without regard to actual restrictions on exercisability) multiplied by the Option Exchange Ratio (with the number of shares rounded down to the nearest whole share), with an exercise price equal to the exercise price which existed under the corresponding Company Option divided by the Option Exchange Ratio (with the exercise price rounded up to the nearest whole cent), and with other terms and conditions that are the same as the terms and conditions of such Company Option immediately before the Effective Time. Each Share granted to any employee or director of the Company or any Company Subsidiary as compensation for services that is subject to restrictions on ownership or transferability will vest in full and become fully transferable and free of restrictions not later than immediately before the Effective Time. The “Option Exchange Ratio” is the consideration paid for Shares in the Merger divided by the average closing prices per share of Circuit City common stock on the NYSE for the 15 trading days ending immediately before the fifth trading day preceding the Effective Time, rounded to the nearest third decimal place.

Conditions to the Merger. The Acquisition Agreement provides that the respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Effective Time of the following conditions:

•	The approval of the Merger by a majority of the holders of the issued and outstanding Shares.

•	The absence of any statute, rule or regulation or judgment, decree, order or injunction precluding the Merger.

•	Circuit City, Purchaser or their affiliates must have purchased the Shares under the Offer; provided, however, that neither Circuit City nor Purchaser may invoke this condition if either of them have failed to purchase Shares under the Offer in breach of the Acquisition Agreement.

Termination. The Acquisition Agreement may be terminated at any time before the Effective Time, whether before or after stockholder approval thereof:

•	by mutual written consent of Circuit City and Purchaser, on the one hand, and the Company on the other;

•	by either Circuit City or the Company if:

•	(A) the Offer terminates or expires in accordance with its terms without any Shares being purchased thereunder or (B) Purchaser has not accepted any shares for payment under the Offer by the Outside Date, provided, however that the right to terminate the Acquisition Agreement under this clause will not be available to any party whose failure to fulfill any obligation under the Acquisition Agreement has been the cause of, or resulted in, the failure of Circuit City or Purchaser, as the case may be, to purchase the Shares under the Offer on or before that date; and provided further that

•	if the Minimum Condition has been met and all of the other conditions to the Offer have been satisfied or waived except for the condition relating to the Company’s performance of, and compliance with, the Acquisition Agreement, and

•	if the Company’s failure to perform or comply is capable of cure,

then Circuit City will not be entitled to terminate the Acquisition Agreement unless Circuit City has given the Company notice of that failure to perform or comply and the failure to perform or comply has not been cured within 15 days after the date the notice was given;

•	there is any law or regulation that makes the consummation of the Offer or Merger illegal or otherwise prohibited or if any Governmental Entity has issued an order, decree, ruling or injunction or taken any other action, that permanently restrains, enjoins or otherwise prohibits any of the transactions contemplated by the Acquisition Agreement; provided, that, before such termination, the party seeking to terminate the Acquisition Agreement under this clause must have used its reasonable best efforts to resist, resolve or lift, as applicable, such law, regulation, judgment, injunction, order or decree;

•	by the Company, before the purchase of Shares under the Offer, if:

•	Circuit City or Purchaser

•	fails to commence the Offer within ten business days of the date of the Acquisition Agreement or

•	makes any changes to the terms or conditions of the Offer in contravention of the Acquisition Agreement,

•	Circuit City or Purchaser has breached in any material respect any of the representations, warranties, covenants or agreements contained in the Acquisition Agreement and such breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Circuit City or Purchaser or

•	the Company enters into a definitive agreement with respect to an Acquisition Proposal, or approves or recommends any Acquisition Proposal, and in either case pays the Termination Fee; or

•	by Circuit City or Purchaser, at any time before the purchase of Shares under the Offer, if:

•	(A) the Company has breached any representation or warranty contained in the Acquisition Agreement with the effect described below in Section 15—“Certain Conditions of the Offer” or (B) the Company has materially breached or materially failed to perform any covenant or other agreement contained in the Acquisition Agreement; and provided such breach set forth in (A) and (B) cannot or has not been cured, in all material respects before the earlier of the date that is 30 days after the giving of notice to the Company or two business days before the date on which the Offer expires provided that if the breach or failure can be cured, Circuit City has given the Company notice of the breach or failure promptly after Circuit City’s discovery thereof,

•	the Company Board withdraws or adversely modifies its recommendation to the stockholders of the Company to tender their Shares in the offer,

•	the Company enters into a definitive agreement with respect to an Acquisition Proposal, or approves or recommends any Acquisition Proposal or

•	any person or group (as defined in Section 13(d)(3) of the Exchange Act), other than Circuit City or Purchaser, or any of their respective subsidiaries or affiliates, have become the beneficial owner of more than 15% of the outstanding Shares (the “Triggering Person”) on a fully diluted basis.

Fees and Expenses. Under the Acquisition Agreement, the Company has agreed to pay to Circuit City a Termination Fee equal to $11,000,000, plus documented out-of-pocket expenses of Circuit City incurred in connection with the Acquisition Agreement, not to exceed $1,000,000, if the Acquisition Agreement is terminated by:

•	the Company on the basis that the Company has entered into a definitive agreement with respect to an Acquisition Proposal or has approved or recommended any Acquisition Proposal;

•	Circuit City or Purchaser on the basis that the Company Board has withdrawn or adversely modified the Company Tender Recommendation or the Company has entered into a definitive agreement with respect to an Acquisition Proposal or has approved or recommended an Acquisition Proposal; provided, that in the case of any termination because of a withdrawal or adverse modification of the Company Tender Recommendation, if after the date of the Acquisition Agreement and before the termination, an Acquisition Proposal had been publicly announced and not withdrawn or abandoned at the time of the termination, and the Company’s board of directors had taken a neutral position on the Acquisition Proposal, or was unable to take a position with respect thereto, then the termination fee will not be payable on this basis unless within twelve months after the termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal (or announces its intention to do so), approves or recommends any Acquisition Proposal, or consummates any Acquisition Proposal;

•	either Circuit City or the Company because no Shares were purchased under the Offer, but only if:

•	the Minimum Condition was not satisfied and all other conditions to the Offer were satisfied or waived at the Expiration Date of the Offer,

•	after the date of the Acquisition Agreement and before the termination, an Acquisition Proposal had been publicly announced and not withdrawn or abandoned at the time of termination and

•	within twelve months after the termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal (or announces its intention to do so), approves or recommends any Acquisition Proposal, or consummates any Acquisition Proposal;

•	either Circuit City or Purchaser because the Company materially breaches its obligations under the Acquisition Agreement, but only if:

•	after the date of the Acquisition Agreement and before the termination, the Company approves or recommends an Acquisition Proposal that had been publicly announced and not withdrawn or abandoned at the time of termination and

•	within twelve months after the termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal (or announces its intention to do so), approves or recommends any Acquisition Proposal, or consummates any Acquisition Proposal; or

•	either Circuit City or Purchaser because a Triggering Person has acquired 15% of the Shares on a fully diluted basis, but only if within twelve months after the termination the Company enters into a definitive agreement with respect to any Acquisition Proposal (or announces its intention to do so), approves or recommends any Acquisition Proposal, or consummates any Acquisition Proposal with the Triggering Person.

However, no termination fee will be payable if both

•	Purchaser or Circuit City was in willful and material breach (which for purposes of this clause means a willful breach that has a material adverse effect on consummating the transactions contemplated by the Acquisition Agreement) of its representations, warranties or obligations under the Acquisition Agreement at the time of termination and

•	the Company has given to Circuit City or Purchaser, as the case may be, written notice of such willful and material breach and such breach or failure cannot be or has not been cured in all material respects within 30 days after the giving of such written notice.

In addition, Circuit City will not be entitled to receive payment of more than one termination fee.

The Tender Agreements

The following is a summary of the material provisions of the Tender Agreements, copies of which are filed as exhibits to the Schedule TO. Capitalized terms used in this Section and not otherwise defined have the meanings assigned to them in the Tender Agreements.

In connection with the execution of the Acquisition Agreement, Circuit City and Purchaser entered into the Tender Agreements, with the directors and executive officers of the Company who own an aggregate of approximately 1.7% of the issued and outstanding Shares (excluding options to purchase shares under Company plans).

Under the Tender Agreements, each Tendering Stockholder has agreed to tender all of his Shares into the Offer no later than the fifth business day following commencement of the Offer, or if such Tendering Stockholder has not received the offering materials by that time, within two business days following receipt of those materials. However, if a tender of Shares would result in liability under Section 16(b) of the Exchange Act, a Tendering Stockholder will not be obligated to tender his Shares in the Offer. The Tendering Stockholders have also agreed to vote their Shares

•	in favor of the Merger and the Acquisition Agreement,

•	against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Acquisition Agreement and

•	against any action or agreement that would impede, delay, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as an inversion of the Company, a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company.

Under the Tender Agreements, each Tendering Stockholder irrevocably granted to, and appointed Circuit City and any nominee of Circuit City, his proxy and attorney-in-fact (with full power of substitution) during the term of the applicable Tender Agreement, for and in the name, place and stead of such Tendering Stockholder, to vote his Shares, or grant a consent or approval with respect to his Shares, in connection with any meeting of the stockholders of the Company called for such purpose,

•	in favor of the Merger and Acquisition Agreement,

•	against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Acquisition Agreement, and

•	against any action or agreement that would impede, delay, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as an inversion of the Company, a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company.

In addition, each Tendering Stockholder has granted to Circuit City an irrevocable option (the “Stockholder Option”) to purchase such Tendering Stockholder’s Shares for the Offer Price, in the case of non-employee directors, and at a formula price based on the Offer Price, in the case of executive officers. The Stockholder Option is exercisable if any Third Party has:

•	commenced or publicly announced an intention to commence a bona fide tender offer or exchange offer for any Shares, the consummation of which would result in beneficial ownership by that Third Party (together with such Third Party’s affiliates and associates) of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis);

•	acquired or entered into an agreement to acquire beneficial ownership of Shares which, when aggregated with any Shares already owned by that Third Party, its affiliates and associates, would result in the aggregate beneficial ownership of more than 15% of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis); provided, that this clause will not apply to any beneficial owner of more than 15% of the outstanding voting equity of the Company (either on a primary or fully diluted basis) as of the date of the Tender Agreements and that does not, after that date, increase its ownership percentage by more than 3%; or

•	filed a Notification and Report Form under the HSR Act, reflecting an intent to acquire the Company or any assets or securities of the Company.

Before any Stockholder Option can be exercised, the Acquisition Agreement must have been terminated in accordance with its terms. In addition, Circuit City, Purchaser or Circuit City’s designee must concurrently exercise in whole the Stockholder Options under each of the Tender Agreements.

Under the Tender Agreements, each Tendering Stockholder also has agreed, in his capacity as a stockholder, not to, and to use reasonable best efforts to ensure that such Tendering Stockholder’s investment bankers, attorneys, accountants, agents and other advisors or representatives (the “Stockholder Representatives”) do not, directly or indirectly engage in the activities described in the first two bullet points in the Section above under the heading “—Non Solicitation;” provided that a Tendering Stockholder will be entitled to participate in all actions that the Company is or would be entitled to take under the Acquisition Agreement as described in the Section above under the heading “—Non Solicitation.”

The Tender Agreements require that each Tendering stockholder terminate all existing discussions and negotiations conducted by such Tendering Stockholder or at such Tendering Stockholders behest with respect to any Acquisition Proposal (other than with Circuit City).

The Tender Agreements terminate upon the earlier of

•	the fifth business day following any termination of the Acquisition Agreement and

•	the acceptance for payment of the Shares in the Offer;

provided that if Circuit City gives notice of its intention to exercise the Stockholder Option the provisions governing the Stockholder Option will survive termination.

Employment Agreements

Before entering into the Acquisition Agreement, Circuit City required that the Company’s chief executive officer and certain other members of executive management enter into new employment agreements, which will become effective only upon occurrence of the Share Purchase Date.

The agreement with Brian E. Levy is for a three-year employment term, which is automatically renewed for additional one-year periods unless the agreement is terminated by InterTAN Canada or Mr. Levy. The agreement provides for a base annual salary of not less than $530,000, with annual salary review, participation in a short-term incentive plan with a target bonus of 66% of Mr. Levy’s base salary, and participation in InterTAN Canada’s retirement and other employee benefit programs, all on terms substantially similar to those he is currently receiving. The agreement also provides that Mr. Levy will participate in Circuit City’s long-term incentive plan, with an award of 45,000 shares of restricted stock of Circuit City, scheduled to vest in February 2006, and a non-qualified option to purchase 75,000 shares of Circuit City stock under a Circuit City stock option plan, scheduled to vest in June 2006. In addition, Mr. Levy will be granted a non-qualified “sign-on” option to purchase a total of 50,000 shares of Circuit City stock that will be scheduled to vest in four equal annual installments from the date of grant. Furthermore, the agreement provides for the assumption by InterTAN Canada of all liabilities and obligations under the InterTAN Deferred Compensation Plan (the “Deferred Compensation Plan”), with payment of Mr. Levy’s plan benefit in the amount of $3,725,000 to be made in three equal installments, on the Share Purchase Date and the second and third anniversaries of such date, respectively, unless at the time a payment is due Mr. Levy’s employment has been terminated due to conviction of a felony or a crime involving moral turpitude. Circuit City has guaranteed InterTAN Canada’s obligations under this agreement and under the Deferred Compensation Plan. If there is a change in control of Circuit City, and Mr. Levy’s employment is terminated within two years thereafter for any reason other than death, disability, retirement, voluntary termination other than for “good reason,” or involuntary termination for cause, he will be entitled to certain benefits. These benefits include: a lump-sum severance payment equal to two times Mr. Levy’s base salary and the target annual bonus established for the fiscal year in which his employment is terminated; continuation of health, welfare and benefit participation for two years; outplacement services for six months; and a lump-sum payment equal to two times the annual costs of certain perquisites. The benefits provided under this agreement in the event of a change in control are substantially similar to the benefits Mr. Levy would receive under his existing employment agreement with InterTAN.

The agreement with Ean G. Daoust is for a two-year employment term, which is automatically renewed for additional one-year periods unless the agreement is terminated by InterTAN Canada or Mr. Daoust. The agreement provides for a base annual salary of not less than Cdn. $215,000, with annual salary review, participation in a short-term incentive plan with a target bonus of 45% of Mr. Daoust’s base salary, and participation in InterTAN Canada’s retirement and other employee benefit programs, all on terms substantially similar to those he is currently receiving. The agreement also provides that Mr. Daoust will participate in Circuit City’s long-term incentive plan, with an award of 12,500 shares of restricted stock of Circuit City, scheduled to vest in February 2006, and a non-qualified option to purchase 25,000 shares of Circuit City stock under a Circuit City stock option plan, scheduled to vest in June 2006. In addition, Mr. Daoust will be granted a non-qualified “sign-on” option to purchase a total of 25,000 shares of Circuit City stock that will be scheduled to vest in four equal annual installments from the date of grant. Furthermore, the agreement provides for the assumption by InterTAN Canada of all liabilities and obligations under the Deferred Compensation Plan, with payment of Mr. Daoust’s plan benefit in the amount of Cdn. $1,258,000 to be made in two equal installments on the Share Purchase Date and the first anniversary of such date, if he is then employed by InterTAN Canada. If, however, Mr. Daoust’s employment is terminated before that date by InterTAN Canada without cause or by Mr. Daoust for “good reason,” the second installment would be paid within 90 days of such termination. No amount will be payable to Mr. Daoust if his employment has been terminated due to conviction of a felony or a crime involving moral turpitude. Circuit City has guaranteed InterTAN Canada’s obligations under this agreement and under the Deferred Compensation Plan.

The agreements with Messrs. Levy and Daoust provide for continuation of participation in employee health and welfare benefit plans for one year and payment, with respect to Mr. Levy, of an amount equal to two times his then base salary and target bonus, such payment to be made in twenty-four equal monthly equal installments, and, with respect to Mr. Daoust, of an amount equal to his then base salary and target bonus, such payment to be made in twelve equal monthly installments, in each case following termination by InterTAN Canada without cause or termination by the executive for “good reason.” Mr. Levy is not entitled to these payments if he is terminated by InterTAN Canada within the first 24 months of employment. InterTAN Canada’s failure to renew the agreement as of the expiration of any term will be deemed termination without cause. In all such circumstances, the executive would also be entitled to six months of outplacement services, and unvested stock options or outstanding restricted stock of the executive that were not granted under a performance-based plan would become vested as of the date of the executive’s termination of employment.

James P. Maddox has entered into a one-year employment agreement. The agreement provides for a base annual salary of not less than Cdn. $215,000, participation in a short-term incentive plan with a target bonus of 40% of Mr. Maddox’s base salary, and participation in InterTAN Canada’s retirement and other employee benefit programs, all on terms substantially similar to those he is currently receiving. Mr. Maddox waives rights he otherwise would have to payments under the Deferred Compensation Plan and instead will receive payment of his plan benefit amount in two equal installments, one on the Share Purchase Date and the other on the first anniversary of the Share Purchase Date (unless he is terminated for cause), in an aggregate amount of Cdn. $1,375,000. In addition, Mr. Maddox will be entitled to a severance benefit of Cdn. $343,750 if he or InterTAN Canada chooses not to negotiate a new employment agreement to take effect at the end of the one-year term, or if InterTAN Canada terminates his employment without cause during the term.

Jeffrey A. Losch has entered into a one-year employment agreement. The agreement provides for a base annual salary of not less than Cdn. $215,000, participation in a short-term incentive plan with a target bonus of 30% of Mr. Losch’s base salary, and participation in InterTAN Canada’s retirement and other employee benefit programs, all on terms substantially similar to those he is currently receiving. Mr. Losch waives rights he otherwise would have to payments under the Deferred Compensation Plan and instead will receive payment of his plan benefit amount in two equal installments, one on the Share Purchase Date and the other on the first anniversary of the Share Purchase Date (unless he is terminated for cause), in an aggregate amount of Cdn. $1,250,000. In addition, Mr. Losch will be entitled to a severance benefit of Cdn. $312,500 if he or InterTAN Canada chooses not to negotiate a new employment agreement to take effect at the end of the one-year term, or if InterTAN Canada terminates his employment without cause during the term.

All of the agreements contain provisions confirming the employee’s obligation to maintain the confidentiality of proprietary information and not to compete with InterTAN Canada or any related entity for a specified period of time after the termination of employment.

12.    PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased under the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

The Company Board has approved the Merger and the Acquisition Agreement. Depending upon the number of Shares purchased by Purchaser under the Offer, the Company Board may be required to submit the Acquisition Agreement to the Company’s stockholders for their approval. The Company has agreed to seek stockholder approval of the Acquisition Agreement and the Merger, if required, by causing a meeting of the stockholders to be held in accordance with the DGCL as promptly as practicable and to promptly prepare and file with the SEC a proxy statement relating to the Merger and the Acquisition Agreement and cause the proxy statement to be mailed to its stockholders. If stockholder approval is required, the Acquisition Agreement must be approved by a majority of all votes entitled to be cast at the meeting.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Acquisition Agreement at a duly convened stockholders’ meeting without the affirmative vote of any other stockholder. Purchaser has agreed to vote for the approval of the Merger. If Purchaser acquires at least 90% of the then issued and outstanding Shares under the Offer, the Merger will be consummated without a stockholder meeting and without the approval of the Company’s stockholders. The Acquisition Agreement provides that Purchaser will be merged with and into the Company and that the certificate of incorporation and bylaws of Purchaser will be the certificate of incorporation and bylaws of the Surviving Corporation following the Merger; provided that the name of the Surviving Corporation will be “InterTAN, Inc.”

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company will have the right to dissent and demand appraisal of their Shares under the DGCL. Dissenting stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid under the Offer or the consideration per Share to be paid in the Merger. The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares under the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before consummation of the transaction.

Plans for the Company. Under the terms of the Acquisition Agreement, promptly upon the purchase of and payment for any Shares by Purchaser under the Offer, Circuit City intends to seek representation on the Company Board, subject to the requirement in the Acquisition Agreement regarding the presence of at least three Independent Directors on the Company Board until the Effective Time. Circuit City currently intends to designate the following individuals as members of the Company Board if and when it has the right to do so under the Acquisition Agreement: W. Alan McCollough, Michael E. Foss, Philip J. Dunn and W. Stephen Cannon. Information about each of these individuals is set forth on Schedule I.

Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this offer to purchase, be continued substantially as they are currently being conducted. Circuit City will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as set forth in this offer to purchase, Purchaser and Circuit City have no present plans or proposals that would relate to or result in

•	any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets),

•	any sale or transfer of a material amount of assets of the Company or any of its subsidiaries,

•	any change in the Company Board or management of the Company,

•	any material change in the Company’s capitalization or dividend policy,

•	any other material change in the Company’s corporate structure or business,

•	a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or

•	a class of equity securities of the Company being eligible for termination of registration under Section 12(g) of the Exchange Act.

13.    CERTAIN EFFECTS OF THE OFFER

Market for the Shares. The purchase of Shares under the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are listed on the NYSE and the TSX. According to the published guidelines of the NYSE, the Shares might no longer be eligible for listing on the NYSE if, among other things, the number of publicly held Shares falls below 600,000 or the number of record holders falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 Shares for the last twelve months). Similarly, the TSX has minimum listing requirements that must be met for participating securities to continue to be listed on that exchange. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on the NYSE or the TSX, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the NASDAQ National Market or SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement under Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities under Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE. Circuit City and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.    DIVIDENDS AND DISTRIBUTIONS

As discussed in Section 11—“The Transaction Documents,” the Acquisition Agreement provides that from the date of the Acquisition Agreement to the Effective Time, without the prior written approval of Circuit City, the Company will not, and will not allow its subsidiaries to, declare, set aside for payment or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, stock or property or any combination thereof) in respect of any of its Shares or any other capital stock.

15.    CERTAIN CONDITIONS OF THE OFFER

For purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Acquisition Agreement. Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered under the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered (in each case, in accordance with the Acquisition Agreement), if (1) the Minimum Condition has not been satisfied or waived (with consent of the Company) after the Offer has remained open for at least 20 business days or (2) at any time before the acceptance for payment of Shares, any of the following events has occurred and is continuing:

•	there has been enacted, entered, enforced or promulgated by any Governmental Entity any statute, rule, regulation, legislation, judgment, order or injunction, other than the routine application of the waiting period provisions of the HSR Act, which, directly or indirectly,

•	prohibits or makes illegal or otherwise directly or indirectly restrains or prohibits the Offer, the acceptance for payment of, or payment for, any Shares by Circuit City or Purchaser;

•	prohibits or limits the ownership or operation by the Company, Circuit City or any of their respective subsidiaries of all or any portion of the business or assets of the Company or any of its subsidiaries or compels the Company, Circuit City or any of their respective subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company, Circuit City or any of their respective subsidiaries; or

•	imposes limitations on the rights of ownership of Circuit City, Purchaser or any other affiliate of Circuit City with respect to the Shares; provided that Purchaser has used its reasonable best efforts to resist, resolve, defend against or lift, as applicable, such statute, rule, regulation, legislation, judgment, order or injunction;

•	there has occurred and continues to exist

•	any general suspension of, or limitation on prices for, trading in securities on the NYSE or the TSX or in the NASDAQ National Market,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada or

•	any limitation (whether or not mandatory) by any Governmental Entity that materially and adversely affects the extension of credit by banks or other lending institutions in the United States or Canada;

•	the representations and warranties of the Company contained in Article III of the Acquisition Agreement (which for these purposes exclude all qualifications or exceptions relating to “materiality” and/or Company Material Adverse Effect and/or Knowledge of the Company) are not true and correct, either

•	as of the date referred to in any representation or warranty which addresses matters as of a particular date or

•	as to all other representations and warranties, as of the date of determination,

in either case (other than with respect to the Company’s capitalization, which must be true and correct in all respects), except where the failure to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect; provided that such breach or failure cannot be or has not been cured before the earlier of the 30th day after the giving of written notice thereof to the Company and the then current Expiration Date;

•	the Company fails to perform in any material respect any obligation under the Acquisition Agreement or to comply in any material respect with any of its covenants or other obligations under the Acquisition Agreement;

•	the board of directors of the Company (or a special committee thereof) has

•	withdrawn, modified or changed in a manner adverse to Circuit City and Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Acquisition Agreement or the Merger;

•	recommended an Acquisition Proposal; or

•	adopted any resolution to effect the foregoing;

•	any applicable waiting period under the HSR Act relating to the Offer and the Merger has not expired or terminated;

•	all material consents, approvals and authorizations required to be obtained before the consummation of the Offer and the Merger by the parties hereto from Governmental Entities to consummate the Offer and the Merger, have not been made or obtained, as the case may be;

•	The waiting periods prescribed under the Competition Act (Canada) (the “Competition Act”) have not expired or the requirement to give the requisite notice have not been waived in accordance with Section 113(c) of the Competition Act, and

•	Purchaser has not received from the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act, an advance ruling certificate under Section 102 of the Competition Act in form and substance satisfactory to Purchaser, in its sole discretion, whereby the Commissioner certifies that she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Competition Act in respect of the transactions contemplated by the Acquisition Agreement; or

•	the Commissioner has not advised Purchaser in writing, in form and substance satisfactory to Purchaser, in its sole discretion, that the Commissioner does not oppose the Offer;

•	The following actions have not been taken (which actions must not have been rescinded and must remain in full force and effect as of the Share Purchase Date):

•	the size of the board of directors of the Company has been increased to seven,

•	all then current directors have resigned, effective as of the Share Purchase Date, other than three Independent Directors and any other then current director who may be designated by Circuit City, and

•	a number of persons (the identity of whom will be designated by Circuit City) equal to the aggregate vacancies so created have been elected, effective as of the Share Purchase Date, to fill the vacancies so created; or

•	the Acquisition Agreement has been terminated in accordance with its terms;

which, in the sole good faith judgment of Purchaser in any such case, makes it inadvisable to proceed with the Offer and/or such acceptance for payment of or payment for the Shares.

These conditions are for the sole benefit of Circuit City and Purchaser and may be asserted by Circuit City or Purchaser or waived by Circuit City or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Circuit City or Purchaser; provided that neither Purchaser nor Circuit City will be entitled to assert the failure of any such condition if any breach of the obligations of Purchaser or Circuit City under the Acquisition Agreement resulted in or contributed to the failure of that condition. The failure by Circuit City or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.    CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

General. Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Circuit City as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered under the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions as contemplated by the Merger. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date that person became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by Purchaser, Circuit City and the Company of the Acquisition Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that section 203, with respect to the Company, will not be applicable to Circuit City and Purchaser by virtue of those actions.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations.

United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares under the Offer is subject to such requirements.

Under the requirements of the HSR Act, Circuit City, on behalf of itself and Purchaser, expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC no later than April 13, 2004. As a result, the waiting period applicable to the purchase of Shares under the Offer is scheduled to expire no later than at 11:59 p.m., New York City time, on April 28, 2004. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser or the Company. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser or the Company, as applicable, with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser under the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares under the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Circuit City or the Company. Private parties (and individual States) may also bring legal actions under the antitrust laws of the United States. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15—“Certain Conditions of the Offer,” including conditions with respect to litigation and certain governmental actions.

Canadian Antitrust Compliance. The Competition Act (Canada) (the “Competition Act”) and accompanying regulations require pre-merger notification to the Commissioner of Competition (the “Commissioner”) where a proposed merger transaction exceeds certain financial thresholds and, in the case of the acquisition of the shares of an operating business in Canada, certain voting interest thresholds. If a merger transaction is subject to the Competition Act’s notification requirements, a filing must be submitted to the Commissioner prior to the completion of the transaction and the transaction may not close before a prescribed waiting period has expired. Unless waived or abridged by the Commissioner, the prescribed waiting period will be either 14 or 42 days after the day on which the Commissioner certifies the pre-merger notification to be complete. The length of the waiting period will depend upon the type of filing that the parties elect to submit (“short form” or “long form”) or, in certain circumstances, that they are required to submit by the Commissioner. As an alternative to filing a pre-merger notification, the parties may submit to the Commissioner an application for an “Advance Ruling Certificate” (“ARC”). If granted, the issuance of the ARC will confirm that the Commissioner does not have grounds upon which to challenge the proposed merger transaction. In addition, the ARC will exempt the transaction from the notification and waiting period obligations described above. Even if an ARC is not granted, the Commissioner may waive the applicability of the pre-merger notification requirements on the grounds that she has received all of the required information in the context of the application for the ARC.

Regardless of whether a merger transaction is notifiable under the Competition Act, the Commissioner may review that transaction to determine if it is likely to substantially prevent or lessen competition in a relevant market. The Commissioner’s substantive review may extend beyond the pre-merger notification waiting periods described above.

If the Commissioner concludes that the proposed transaction is unlikely to result in a substantial prevention or lessening of competition, the Commissioner may issue an ARC, as described above. Where an ARC is issued, and the transaction to which it relates is substantially completed within one year, the Commissioner cannot seek an order in respect of the transaction solely on the basis of information that is the same or substantially the same as the information which formed the basis for the issuance of the ARC. If the Commissioner does not choose to issue an ARC, she may issue instead a “no-action” advisory opinion to the effect that she does not intend to challenge the transaction at the current time but retains the authority to do so for three years following the completion of the transaction, as provided for in the Competition Act.

If the Commissioner determines that a merger transaction is likely to prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal, a specialized administrative body empowered to deal with these matters, for an order to require, among other things, the disposition of assets or shares acquired (in the case of a completed merger), or to prevent the acquisition of assets or shares (in the case of a proposed transaction). The Competition Tribunal also has the authority to grant interim relief in appropriate circumstances.

The Offer is subject to the pre-merger notification requirements of the Competition Act. Purchaser, on behalf of itself and Circuit City, has submitted an application for an ARC to the Commissioner. Purchaser does not believe that the consummation of the Offer will result in a substantial prevention or lessening of competition as proscribed under the Competition Act. However, there can be no assurance that a challenge to the Offer will not be made by the Commissioner under the Competition Act, or, if such a challenge is made, what the outcome will be.

Investment Canada Compliance. Any acquisition by a “non-Canadian” of control over a Canadian business is subject to the provisions of the Investment Canada Act (the “ICA”). Depending upon a variety of threshold factors, an acquisition may be either “reviewable” or “notifiable” under the ICA. Generally speaking, if a transaction is “reviewable,” an “application for review” must be submitted to the responsible Minister, who will assess whether the transaction is of “net benefit” to Canada. Reviewable acquisitions involving “cultural businesses” are the responsibility of the Minister of Canadian Heritage. All other reviewable acquisitions are the responsibility of the Minister of Industry. Depending upon the circumstances, the application for review may have to be submitted prior to closing and the parties will be obliged to observe a waiting period before closing can occur. This waiting period is 45 days subject to extension. In other cases, however, the application for review will only need to be submitted within 30 days following closing.

Where a transaction is “notifiable,” the only requirement is on the acquiring party to submit a brief information form to the responsible Minister within 30 days following closing.

Purchaser believes that an application for review will have to be submitted to the Minister of Canadian Heritage following the completion of the Offer based on the very minimal sales by InterTAN of video products and books, which for these purposes are considered to be “cultural” products. Purchaser believes that the Minister of Canadian Heritage will conclude that this aspect of the Offer will be of “net benefit” to Canada. However, there can be no assurance as to what the Minister of Canadian Heritage will determine. In particular, the Minister may seek certain commitments from Purchaser and Circuit City in order to grant approval.

With respect to the “non-cultural” aspects of InterTAN’s business, Purchaser believes that it will only need to submit a “notification” to the Minister of Industry within 30 days following closing. This will not involve any form of review.

17.    FEES AND EXPENSES

Banc of America Securities has acted as financial advisor to Circuit City in connection with the proposed acquisition of the Company and is acting as the dealer manager in the United States in connection with the Offer. Circuit City has agreed to pay Banc of America Securities customary compensation for its services as financial advisor and will reimburse Banc of America Securities for certain reasonable expenses. Circuit City and

Purchaser have agreed to indemnify Banc of America Securities against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. At any time Banc of America Securities and its affiliates may actively trade in the Shares for its own account or for the accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

Circuit City and Purchaser have retained Morrow & Co., Inc. to be the information agent and Wells Fargo Bank, N.A. to be the depositary in connection with the Offer. The information agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The information agent and the depositary each will receive reasonable and customary compensation for their respective services in connection with the offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Circuit City nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the dealer manager, the depositary and the information agent) in connection with the solicitation of tenders of Shares under the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.    MISCELLANEOUS

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Circuit City or Purchaser not contained in this offer to purchase or in the letter of transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO under Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, under Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for that recommendation and furnishing additional related information. A copy of those documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Information Concerning the Company” above.

Securities legislation in certain of the provinces and territories of Canada provides stockholders of the Company with, in addition to any other rights they may have at law, remedies for rescission or damages, or both, if a circular or notice that is required to be delivered to such stockholders contains a misrepresentation or is not delivered to the stockholder, provided that such remedies for rescission or damages are exercised by the stockholder within the time limit prescribed by the securities legislation of the stockholder’s province or territory. The stockholder should refer to the applicable provisions of the securities legislation of the stockholder’s province or territory for particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to stockholders under U.S. law; stockholders may wish to consult with a U.S. legal adviser for particulars of these rights.

WINSTON ACQUISITION CORP.

April 13, 2004

CERTIFICATE OF THE PURCHASER

Dated: April 13, 2004

The foregoing, together with Schedule I attached hereto, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

WINSTON ACQUISITION CORP.

By:	/s/ W. Stephen Cannon

President

By:	/s/ W. Stephen Cannon

Director

Schedule I

Directors and Executive Officers of Circuit City and Purchaser

1. Directors and Executive Officers of Circuit City. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director and executive officer of Circuit City for at least the past five (5) years. The current business address of each person is 9950 Mayland Drive, Richmond, Virginia 23233 and the current telephone number is (804) 527-4000. Each person is a citizen of the United States of America.

Name	Position
W. Alan McCollough	Chairman, President and Chief Executive Officer
John W. Froman	Executive Vice President, Chief Operating Officer
Kim D. Maguire	Executive Vice President, Chief Merchandising Officer
Michael E. Foss	Senior Vice President, Chief Financial Officer
Ronald E. Baime	Senior Vice President, General Merchandise Manager
Dennis J. Bowman	Senior Vice President, Strategic Sourcing and Inventory Planning/Replenishment
W. Stephen Cannon	Senior Vice President, General Counsel and Secretary
William C. Denney	Senior Vice President, General Merchandise Manager
Fiona P. Dias	Senior Vice President, President Circuit City Direct
Philip J. Dunn	Senior Vice President, Treasurer, Corporate Controller and Chief Accounting Officer
Gary M. Mierenfeld	Senior Vice President, Store Development, Distribution, Procurement and Service
Douglas T. Moore	Senior Vice President, President Western Division
Jeffrey S. Wells	Senior Vice President, Human Resources and Training
James F. Hardymon	Lead Director
Ronald M. Brill	Director
Carolyn H. Byrd	Director
Richard N. Cooper	Director
Barbara S. Feigin	Director
E.V. Goings	Director
Alan Kane	Director
Allen B. King	Director
Mikael Salovaara	Director
Carolyn Y. Woo	Director

Mr. McCollough joined Circuit City in 1987 as general manager of corporate operations. He was elected assistant vice president in 1989, vice president and Central Division president in 1991, senior vice president – merchandising in 1994, president and chief operating officer in 1997, chief executive officer in June 2000 and chairman of the board effective June 2002. He is a director of VF Corporation. He has been a director of Circuit City since 1999.

Mr. Froman joined Circuit City in 1986 as a store manager and general manager in training. In 1987, he was promoted to general manager and in 1989 was named assistant vice president. He was promoted to director of corporate operations in 1990 and in 1992 added the title of vice president. He was elected Central Division president in 1994, named senior vice president – merchandising in 1997 and was promoted to executive vice president in 2000. He was named chief operating officer in 2001.

Mr. Maguire joined Circuit City in 2001 as executive vice president – merchandising. He was named chief merchandising officer in 2003. Prior to joining Circuit City, Mr. Maguire had been employed by Target Stores for 20 years, most recently as senior vice president – hardlines from 1995 to 2001.

Mr. Foss joined Circuit City in 2003 as senior vice president and chief financial officer. Prior to joining Circuit City, he was executive vice president of corporate/business development for TeleTech Holdings

Corporation from 2001 to 2003; president of TeleTech Companies Group from 2000 to 2001; and executive vice president & chief financial officer of TeleTech Holdings/president of TeleTech Companies Group from 1999 to 2000. Mr. Foss was employed by Eastman Kodak Corporation from 1997 to 1999 in various senior positions, including CEO of Kodak’s Picturevision Inc. subsidiary.

Mr. Baime joined Circuit City in 2002 as vice president, general merchandise manager of technology. He was promoted to senior vice president, general merchandise manager for video, home and technology in April 2003. Prior to joining Circuit City, Mr. Baime was employed by Best Buy as vice president of music for The Musicland Group from January to October of 2002. Mr. Baime was employed by Kohl’s Department Store between 1997 and 2001 as senior vice president, e-commerce and vice president, divisional merchandise manager.

Mr. Bowman joined Circuit City in 1996 as vice president and chief information officer. He was elected senior vice president and chief information officer in 1997. Mr. Bowman was named senior vice president – strategic sourcing and inventory management in 2004.

Mr. Cannon joined Circuit City in 1994 as senior vice president and general counsel and was named secretary in February 2003.

Mr. Denney joined Circuit City in 1979 as a salesman in Nashville, Tennessee. After serving as store manager in numerous locations, he moved into a regional merchandising position. Mr. Denney served as divisional merchandising manager for the southern division from 1986 until 1994, when he became corporate director of advertising and marketing. He was promoted to assistant vice president in 1995; to vice president and general merchandise manager in 2002; and to senior vice president in 2003.

Ms. Dias joined Circuit City in 2000 as senior vice president – marketing. She was named president of Circuit City Direct in 2003. Before joining Circuit City, she was chief marketing officer at Stick Networks, Inc. during 2000; vice president – marketing and development for the Frito-Lay Company from 1999 to 2000; and vice president of corporate development at Pennzoil Quaker State Company from 1996 to 1999. Prior to 1996, she held various brand management positions with The Procter and Gamble Company.

Mr. Dunn joined Circuit City in 1984. He was named treasurer in 1990, was promoted to vice president in 1992 and added the title of controller in 1996. In 1999, he was elected senior vice president.

Mr. Mierenfeld joined Circuit City in 1993 as vice president – distribution. He was elected senior vice president in 1999.

Mr. Moore joined Circuit City in 1990 and held various positions within merchandising including assistant vice president/general manager – builder appliance sales division, beginning in 1998. In 1999, he became assistant vice president – senior national buyer. In 2000, he moved to assistant vice president/divisional merchandising manager – imaging and in 2002, he moved to assistant vice president – director of merchandising operations. He was promoted to senior vice president and western division president in 2003.

Mr. Wells joined Circuit City in 1996 as senior vice president – human resources and training. Prior to joining Circuit City, he had served as a senior vice president of Toys “R” Us, Inc., beginning in 1992.

Mr. Hardymon retired as chairman of Textron, Inc. in January 1999. Mr. Hardymon joined Textron, Inc., a public company that produces aircraft, fastening systems, and industrial components and products, in 1989 as president and chief operating officer. He became chief executive officer in 1992 and assumed the title of chairman in 1993. He is a director of Air Products and Chemicals, Inc.; Lexmark International, Inc.; and American Standard Companies, Inc. He has been a director of Circuit City since 1998.

Mr. Brill is a private investor. Mr. Brill served as executive vice president and chief administrative officer of The Home Depot, Inc., a home improvement retailer, from 1995 until 2000 and as a director of the same company from 1987 until 2000. He has been a director of Circuit City since 2002.

Ms. Byrd has been chairman and chief executive officer of GlobalTech Financial, LLC, a financial services company, since May 2000. She was President of Coca-Cola Financial Corporation from 1997 to May 2000. She is a director of Rare Hospitality International, Inc.; AFC Enterprises, Inc.; and the St. Paul Companies, Inc. She has been a director of Circuit City since 2001.

Mr. Cooper has been professor of economics at Harvard University since 1981. He is a director of The Phoenix Companies, Inc. He has been a director of Circuit City since 1983.

Ms. Feigin has been a consultant specializing in strategic marketing and branding since February 1999. She served as executive vice president, worldwide director of strategic services and a member of the Agency Policy Council of Grey Global, Inc. (formerly Grey Advertising, Inc.), the principal business of which is advertising and marketing communications, from 1983 until her retirement in February 1999. She is a director of VF Corporation. She has been a director of Circuit City since 1994.

Mr. Goings has been chairman and chief executive officer of Tupperware Corporation, a direct seller, since 1993. He is a director of R. J. Reynolds Tobacco Holdings, Inc. and SunTrust Bank of Central Florida, N.A. He has been a director of Circuit City since March 2004.

Mr. Kane has been professor of retailing at Columbia University Graduate School of Business since 1997. Before joining the faculty at Columbia, Mr. Kane spent 28 years in the retailing industry with Federated Department Stores, the May Company, Grossman’s Inc. and a privately held retailer. He is a director of Bluefly, Inc. He has been a director of Circuit City since 2003.

Mr. King has been president and chief executive officer of Universal Corporation, the holding company, and chairman, president and chief executive officer of Universal Leaf Tobacco Company, Inc., international buyers and processors of leaf tobacco, since 2003. Prior to his election as chief executive officer, Mr. King was chief operating officer of Universal Corporation, a position he held for more than five years. He is a director of Universal Corporation, Universal Leaf Tobacco Co., Inc. and Deli Universal, Inc. He has been a director since September 2003.

Mr. Salovaara is a private investor. Mr. Salovaara was a partner of Greycliff Partners, a merchant banking firm, from 1991 to 2002. He was a Limited Partner of The Blackstone Group L.P. from 1994 to 1996. He has been a director of Circuit City since 1995.

Ms. Woo has been dean of the Mendoza College of Business, University of Notre Dame, since 1997. She is a director of AON Corporation and NISource, Inc. She has been a director of Circuit City since 2001.

2. Directors and Executive Officers of Purchaser. W. Stephen Cannon is the sole director, the president and the secretary of Purchaser. There are no other directors or officers of Purchaser. Mr. Cannon’s present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years are provided above. His current business address is 9950 Mayland Drive, Richmond, Virginia 23233 and his current telephone number is (804) 527- 4000. He is a citizen of the United States of America.

The letter of transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail	By Hand or Overnight Delivery

Wells Fargo Bank, N.A. Shareowner Services Corporate Actions Department P.O. Box 64858 St. Paul, Minnesota 55164-0858	Wells Fargo Bank, N.A. Shareowner Services Corporate Actions Department 161 North Concord Exchange South St. Paul, Minnesota 55075

By Facsimile Transmission: (for Eligible Institutions only) 651-450-2452	Confirm Facsimile by Telephone: 651-450-4110

Questions or requests for assistance may be directed to the information agent or the dealer manager at their respective addresses and telephone numbers listed below. Additional copies of this offer to purchase, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Morrow & Co., Inc.

445 Park Avenue, 5th Floor

New York, New York 10022

(212) 754-8000

Banks and Brokerage Firms, Please Call: (800) 654-2468

Stockholders Call Toll Free: (800) 607-0088

E-mail: ITN.info@morrowco.com

The Dealer Manager in the United States for the Offer is:

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

(212) 583-8537 (Call Collect)

(888) 583-8900, Ext. 8537 (Call Toll Free)